82-34626

WILLKIE FARR & GA[redacted]

02060401

787 Seventh Avenue
New York, NY 10019-6099

212 728 8000
Fax: 212 728 8111

November 15, 2002

VIA HAND DELIVERY

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Générale de Santé S.A.
Exemption Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934
File No. 82-5239

Ladies and Gentlemen:

On behalf of Générale de Santé S.A., a *société anonyme* organized under the laws of the Republic of France (the "Company"), a "foreign private issuer" exempt from the registration and reporting requirements set forth in Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), pursuant to the exemption order issued on January 22, 2002 (file no. 82-5239) pursuant to Rule 12g3-2(b) under the Exchange Act, we herewith submit an English language translation of the Company's 2001 Reference Document.

Should you have any questions concerning the foregoing or require any additional information, please do not hesitate to contact the undersigned at (212) 728-8630.

Very truly yours,

Stuart R. Goldfarb

Enclosure

cc: Robert Marion
Laurent Faugérolas

12/10

FILE NO. 82-5239

GÉNÉRALE
DE SANTÉ

2001
REFERENCE DOCUMENT

COB

"Pursuant to Regulation 98-01, the *Commission des Opérations de Bourse* (COB) registered this reference document on July 10, 2002 under registration number R-02-180. It may only be used for the purposes of a financial transaction if there is an accompanying transaction note bearing the COB's visa. This reference document has been prepared by the issuer and engages the responsibility of its signatories. Its registration, which was performed after assessing the pertinence and consistency of the information provided regarding the company's position, does not imply any validation of the accounting and financial information presented herein."

CONTENTS

A MESSAGE FROM OUR CHAIRMAN AND CEO

Our future - Growth

One year after our IPO on the Euronext Paris *Premier Marché*, Générale de Santé can look toward the future with confidence, determination and a certain sense of enthusiasm.

Year after year, Générale de Santé has consistently reaffirmed and achieved its mission of delivering regular growth in terms of sheer size, number of healthcare institutions managed, number of patients treated, revenues and of course the bottom line, by enhancing the quality of its services and financial performance. However, we have much more in mind than simply growing the size our business and achieving short-term financial success.

Générale de Santé's economic model is built on creating, nurturing and laying the foundations for growth – the core of our business as Europe's premier healthcare provider:

- We create growth by selecting high-caliber healthcare institutions and tailoring our range of services to patients' ever-changing needs since excellence has to become the standard in the healthcare business;
- We nurture growth by harnessing the skills of each and every one of our medical, nursing and administrative staff and creating a host of opportunities for innovation and the cross-fertilization of ideas: this is the real secret of our success;
- We lay the foundations of growth by sharing costs, unlocking synergies and establishing a veritable healthcare system capable of playing a fundamental role in local and national healthcare, which is not only good for patients but for society as a whole.

Generating growth – in all its forms – also means representing the underlying interests of our shareholders. This is the "bottom-line" in the healthcare provision business in France and throughout Europe and this is ultimately what Générale de Santé has been doing for the last fifteen years and what we will continue to do. This is our business.

But there's a lot more to it than this. It is universally acknowledged that the healthcare industry is poised to undergo a radical overhaul, although we are not sure when. By the end of the twentieth century, guaranteed healthcare provision had become accessible to the largest number of people ever. As the need for healthcare continues to grow, the twenty-first century will see the healthcare sector become an increasingly organized and efficient industry and not just a "social" sector.

The healthcare industry will need to adapt. Some reforms will be more difficult to carry out than others. But they will all require global, international-scale operators capable of responding to every patient's medical and socio-medical needs. Today, Générale de Santé is the only private operator of its kind in Europe. We are therefore in a choice position to assume a role that looks set to become increasingly crucial as time goes on.

Daniel Bour
Chairman and CEO

Section 1 GENERALE DE SANTE'S BUSINESS

1. MARKET AND ENVIRONMENT

Générale de Santé is the leading European healthcare provider. Our business focuses primarily on the private hospital sector in France.

1.1. Market structure

Independent, individually- or family-owned single institution businesses account for over 75% of the highly fragmented French private hospital sector.

Over the last ten years, a wave of restructuring has swept across the sector: in 2000 there were a total of 1,211 accredited for-profit private-sector hospitals, compared with some 1,900 in 1990. (Source: Eurostaf report published in 2001, the 1999 French Healthcare Institutions Statistical Survey (SAE) and a survey published in the March 2002 edition of *Informations Hospitalières*). The leaner and fitter private hospital sector is now set to become a major player in the French healthcare system.

The private hospital sector works in partnership with an extensive network of 53,000 private medical specialists. The 1,211 accredited healthcare institutions sign resource and performance contracts with their Regional Hospital Agency.

Proportion of in-patients managed by the private hospital sector in France (1998)					
Surgery (number operations) (1)	**Day surgery** (number of operations) (1)	**Obstetrics** (number of births) (1)	**Oncology** (number of patients) (2)	**Acute care** (beds & dialysis places) (3)	**Total** (beds & dialysis places) (3)
56%	88%	33%	53%	30%	22%

(1) SAE 1999
(2) 1999 radiotherapy survey
(3) *Informations Hospitalières* edition 53 – March 2000

The private hospital sector has demonstrated its ability to keep costs under tight control. It therefore seems particularly well placed to help meet the French state's objective of reining in spiraling healthcare costs by identifying the most efficient partners. The average total cost per patient in the private hospital sector is thus 35% lower than in the public hospital sector (Source: PMSI data, National Health Insurance).

1.2. The French private hospital sector has a healthy future in store

Demand for hospital care is growing driven by a combination of demographic and economic factors. With regard to demographics, the aging of the French population has led to a higher consumption of medical treatments and a greater incidence of illness.

Demand is also becoming increasingly solvent now that virtually 100% of the French population has health insurance protection since the Universal Healthcare Insurance program was launched in 1999. Almost 80% of the insured population also has complementary insurance cover which reimburses the portion of the treatment and residential costs that are not reimbursed by the Social Security system (Source: OECD economic survey, France, 1999).

Moreover, between 1998 and 2000, National Health Insurance expenses rose by 7.3% in the private hospital sector compared with 6.9% in the public sector (Source: CNAMTS).

As we can see, an underlying trend has emerged in the healthcare sector: demand is rising both in absolute terms and in its degree of solvency, and is being increasingly directed toward the private hospital sector.

2. GÉNÉRALE DE SANTÉ

2.1. Company history

In 1987 Générale des Eaux created Compagnie Générale de Santé. In 1997 Générale des Eaux refocused its business and spun off the company that later became Générale de Santé to Cinven, a European investment fund. At the same time, Générale de Santé continued to restructure and grow its business thanks to a capital-intensive modernization program.

Since then, our group has worked hard to grow from within and to attract highly-acclaimed physicians. Our range of healthcare services based on centers of excellence has been rounded out so as to create a genuine group structure with a common set of values.

In 1988, as we continued to develop our private hospital business, we formed Immobilière de Santé to manage our real estate portfolio. We did this to spotlight the crucial role that real estate plays in the hospital management business.

Générale de Santé's external growth policy targets best-of-breed healthcare institutions or those which can provide a complement to the group's existing network.

In 1991, Générale de Santé acquired its first clinic in Italy and in May 2002 the group became the owner of six clinics in Italy where we also manage a public hospital. We have also established a foothold in Portugal as well as Venezuela and Chili: at December 31, 2001 Générale de Santé had a 50%-consolidated healthcare institution in each of these countries. We have a home-hospitalization unit in Quebec, three nursing homes, eight long-term care facilities and a hospital hygiene and catering services company, all of which are based in Canada and were 50%-consolidated at December 31, 2001.

These non-French institutions contributed a total of 4.45% of the group's revenues in 2001 (excluding the Italian acquisitions announced in May 2002).

Générale de Santé made its stock market début on June 20, 2001.

In the months following our IPO, Générale de Santé's stock price was caught in the slipstream of the nose-diving financial markets. However, since March 2002 it has made a substantial recovery thanks to the excellent visibility of our business and a better understanding of our economic growth model on the part of investors.

2.2. Générale de Santé today

Générale de Santé has:

- 168 institutions around the world
- 3,800 medical practitioners
- 16,000 employees
- 1 million patients / year
- 500,000 surgical operations,
- including 150,000 in day surgery
- 185,000 emergencies
- 18,000 births
- 17,269 beds and dialysis places

Over the last ten years, Générale de Santé's revenues have risen threefold. We now account for some 10% of the total French private hospital care market (Source: Social Security Financing Law and Générale de Santé's consolidated financial statements).

2.3. Générale de Santé's strengths and distinguishing features

Générale de Santé is the premier European healthcare provider, delivering a complete range of healthcare services:

- **Hospital care,**
- **Nursing homes,**
- **Services for healthcare institutions.**

Hospital care comprises acute care hospitals, subacute care facilities, psychiatric institutions, oncology-radiotherapy centers, home-care and diagnostics.

The entire French private hospital sector generated revenues of €7,014 million (excluding medical practitioners' fees). Générale de Santé has achieved a market share of around 10% having achieved revenues of €640 million in 2001 (Source: *Fédération de l'Hospitalisation Privée* and Générale de Santé's consolidated financial statements).

The evolution of the private hospital market in France corresponds to that of the National Private Hospital Spending Target, which is rising between 2% and 3% on an annual basis. This automatic growth component does not take into account potential structural reforms which may represent a far more promising source of growth in the future.

Générale de Santé's market share is set to increase even further, and revenues are expected to rise more rapidly than the National Private Hospital Spending Target, given our rate of external growth and the sector-wide restructuring.

The European hospital sector (and Italy in particular) has experienced a roughly equivalent growth trajectory. However, Générale de Santé does not yet have a significant foothold in the European market beyond the French borders.

Générale de Santé's philosophy with regard to **hospital care** is to create a network capable of offering a complete range of treatments, at the local and national levels. This means that patients can, for example, rely on their Acute Care facility to offer the best quality functional reeducation available in their region. Patients expect a global range of services. The Acute Care facilities follow a strict policy of informing the patient and servicing his or her needs. The Subacute Care facilities aim primarily to *educate* the patient (particularly with regard to nutrition and alcohol abuse). Générale de Santé has developed a specifically adapted quality policy which helps us to forge excellent short-term and long-term relationships with our medical practitioner partners and our patients.

Home-care represents a big growth area for Générale de Santé and is already having an impact on the group's bottom-line results.

Nursing homes comprises the "socio-medical" sector (retirement homes). The total population of over 75 year-olds is expected to soar over the coming years. This will mean that more intensive medical supervision will be required since life expectancy will increase and medication will play an increasingly important role in people's twilight years.

The private nursing home sector is estimated to generate revenues of at least €1.5 billion. With its revenues of almost €90 million in 2001, Générale de Santé Médico-Social (GSMS) now accounts for 6%

of the sector's revenues, which is comparable to four other companies that operate in the same market (Orpéa, Medidep, Medica France and Sérience). The sector is very fragmented between small and large institutions, whose owners are either private individuals or groups. It is rapidly being restructured in response to tariff reform measures.

Assuming a constant scope of consolidation, this reform would lead to a substantial rise in Générale de Santé's revenues, as it associates Institutions for Elderly Dependants with the medical sector. The fact that access to the sector is highly regulated should provide a major boost to the existing market operators.

The outlook for the sector as a whole (and GSMS in particular) looks very bright and we can expect to see an annual organic growth rate of around 5%. We may also acquire or create new facilities whilst making sure that costs are kept on a very tight rein in this highly competitive market.

Services for healthcare institutions comprise health hygiene, residential services, and the management of audiovisual equipment, telephony, stores and hospital catering services. Générale de Santé does not have a significant exposure to any of these markets. Therefore, this segment represents a conscious diversification from the group's core business, which could either be retained or disposed of in whole or in part depending on opportunities that may arise. Any activities that are not allocated to a particular segment are also included here.

Since we are operating in a rapidly expanding market, we can expect to continue to see our business grow at a rate of over 10% per year (please see Section 2.5).

The limitations that have been imposed on hospital capacity in France (no additional beds have been made available in the last 20 years) constitute a significant barrier to entry and grant a considerable competitive advantage to any market operator that is already established in this sector. This also means that a certain value can be attached to authorizations that have already been granted.

The beneficial effects of the Group's reorganization have been – and are set to become – increasingly apparent, in terms of cost-savings (thanks to a centralized procurement process), human resource management and the synergies between institutions in the same geographic region.

The fact that both our private-sector medical practitioner partners and our control bodies recognize the exemplary standards set by our business represents a key competitive advantage. At the local level, the Regional Directors of Générale de Santé form a reliable, unique pool of contacts for the Directors of the Regional Hospital Agencies (RHA). The RHAs have even granted Générale de Santé the status of preferred partner in the context of the current restructuring measures affecting the provision of regional hospital care.

Section 2 MANAGEMENT REPORT (CONSOLIDATED FINANCIAL STATEMENTS)

1. KEY EVENTS DURING 2001

2001 was the year of Générale de Santé's IPO on the Euronext Paris *Premier Marché*. In parallel with its stock market introduction on June 20, 2001, the company carried out a capital increase of €179.9 million including share issue premium but excluding IPO costs. This enabled us to reduce substantially the Group's net indebtedness to €378.8 million at December 31, 2001, down from €542.5 million at December 31, 2000.

Générale de Santé also actively pursued its acquisition policy during the year, carrying out nine external growth transactions, based on the institutions' geographic location, quality and profitability. These transactions enabled Générale de Santé to extend the scope of our regional network in France. We also acquired a 50%-stake in a nursing homes business.

Générale de Santé saw its revenues rise by over 10% in 2001, which included a sustained organic growth component.

However, it was also a year of challenging operating conditions exacerbated by nursing staff shortages. Générale de Santé decided to deal with this situation by conducting a comprehensive pay review, as a result of which total payroll costs rose by almost 14% (or by over 8% assuming a constant scope of consolidation).

Top-line revenue growth helped absorb the impact of this big pay award and Générale de Santé still managed to turn in a moderate increase in EBITDA of 0.8%.

2. ANALYSIS OF THE 2001 RESULTS

2.1 Consolidated revenues

Générale de Santé's consolidated revenues came to €975.2 million for the year ended December 31, 2001, compared with €885.0 million in 2000. This 10.2% (€90.2 million) increase breaks down as follows:

	€ million	% variation compared with 2000
Organic growth	+ 53	+ 6.0%
External growth	+ 88	+ 9.9%
Sale of equity investments	- 44	- 4.9%
Recovery of VAT in respect of previous periods	- 6.8	- 0.8%
Total variation	**+ 90.2**	**+ 10.2%**

The Group recorded strong organic growth, exceeding its objectives. Total organic growth of 6% for the year included a 3.3% volume component.

This reflects well on Générale de Santé's strategy of focusing on centers of excellence and best-of-breed institutions with the capacity to generate sustained organic growth.

Tariff increases contributed a price effect component of around + 2.7%.

Revenue broken down by **business segment**:

	REVENUE 2001	2000 (€ million)	1999	% change 2001 / 2000	% of total revenue 2001
Hospital care	820.2	754.0	722.7	8.8%	84.1%
Nursing homes	103.7	85.5	72.4	21.3%	10.6%
Other	51.3	45.5	15.6	12.7%	5.3%
TOTAL	**975.2**	**885.0**	**810.7**	**10.2%**	**100.0%**

Revenue broken down by **geographic segment**:

(€ million)	2001	2000	1999
France	931.8	857.1	786.9
Italy	11.4	11.0	9.9
Canada	16.9	16.9	13.9
South America	15.1	0.0	0.0
TOTAL	**975.2**	**885.0**	**810.7**

2.2 EBITDA

Générale de Santé's EBITDA for 2001 came to €128.2 million, a slight increase of 0.8% from 2000 (€127.2 million).

This increase breaks down as follows:

- Assuming a constant scope of consolidation: + 2.8%
- Acquisitions: + 8.3%
- Disposals: - 4.2%
- VAT relating to prior periods and discount on share subscription: - 6.1%

2001 was marked by a shortage of nursing staff which Générale de Santé dealt with by awarding a comprehensive pay review whilst stepping up its recruitment drive and training commitments. As a result, staff costs rose by 14% on an actual basis and 8.5% assuming at constant scope of consolidation with the following components:

- Employee expenses: + 5.5%
- Additional staff hired as a result of the 35-hour workweek: + 5%
- State subsidies received in relation to the 35-hour workweek (Aubry law): - 2%

On this basis, employee expenses expressed as a percentage of total revenue deteriorated slightly, rising from 46.8% of revenue in 2000 to 48.4% in 2001.

Headcount by business segment:

(weighted average number of employees)

	2001	2000	1999
Hospital care	11,310	9,958	9,860
Nursing homes	2,285	2,048	1,727
Other	2,230	1,979	1,538
TOTAL	**15,825**	**13,985**	**13,125**

The change in the structure of Générale de Santé's cost base is summarized in the table below. With the Group's central procurement function assuming an increasingly important role, the total purchase cost of consumables expressed as a percentage of revenues fell to 16.6% in 2001 from 17.1% in 2000. The other expense components remained broadly stable.

EXPENSES EXPRESSED AS A PERCENTAGE OF REVENUES

	2001	2000	1999
Revenues	100.0	100.0	100.0
Employee expenses	48.4	46.8	46.5
Consumables	16.6	17.1	18.2
Other operating expenses and taxes	17.6	17.3	16.9
Rental expenses	4.3	4.4	4.4
EBITDA	**13.1**	**14.4**	**14.1**

The downward pressure on the EBITDA / Revenue margin in 2001 is chiefly attributable to the rise in employee expenses.

Générale de Santé considers that its pay scales now compete favorably with private- and public-sector hospitals, which means that its margins should not suffer in the future.

EBITDA by **business segment** breaks down as follows:

	2001		2000		1999		%
	EBITDA (€ million)	EBITDA % revenues	EBITDA (€ million)	EBITDA % revenues	EBITDA (€ million)	EBITDA % revenues	TOTAL EBITDA 2001
Hospital care	109.1	13.3%	108.8	14.4%	101.4	14.0%	85.1%
Nursing homes	17.7	17.1%	15.1	17.7%	12.9	17.8%	13.8%
Other	1.4	-	3.3	-	-0.2	-	1.1%
TOTAL	**128.2**	**13.1%**	**127.2**	**14.4%**	**114.1**	**14.1%**	**100.0%**

2.3 Earnings Before Income and Tax (EBIT)

EBIT totaled €68 million in 2001, down 5.3% from 2000 (€71.8 million).

This decrease resulted from the 8.7% rise in the depreciation and amortization charge which came to €60.2 million in 2001 (€55.4 million in 2000). The increase in depreciation and amortization was mainly due to the acceleration of the Group's external growth strategy and the amount of the investments carried out by the Group during 2001 in its normal course of business. The ratio of depreciation and amortization to revenues remained relatively stable (6.3% in 2000 compared with 6.2% in 2001).

2.4. Non-recurring operations

Non-recurring operations provided net income of €16.1 million in 2001, chiefly attributable to gains on the disposal of securities, the bulk of which related to the sale of a 35%-stake in Services & Santé and a 2.5%-stake in GSMS.

In 2000, non-recurring operations contributed net income of €12.1 million, deriving mainly from the disposal of Clinique des Bleuets and Groupe Lévy, after taking into account €4.3 million in restructuring charges.

2.5. Net financial expense

The net financial expense fell 21.9% from €39.3 million in 2000 to €30.7 million in 2001. This was due to the Group's financial debt being slashed by some 30% following the capital increase which was carried out at the time of Générale de Santé's IPO in the Euronext Paris *Premier Marché* in June 2001.

2.6. Corporate income tax

The corporate income tax charge for 2001 came to €20 million. The Group's effective tax rate on income before tax came to 37.4% in 2001 compared with 35% in 2000. The increase was due primarily to the fact that a deferred tax asset had been recognized in 2000 with respect to prior fiscal years.

2.7. Attributable net income

After a €7 million goodwill amortization charge and minority interests of €5.7 million, the Group's attributable net income was €20.8 million in 2001, up 4% from 2000 (€20 million).

Net earnings per share came to €0.60 in 2001 on the basis of the weighted average number of shares outstanding during 2001 (i.e. 34,776,812 shares).

2.8. Cash flow

The cash flow from operating activities rose by 14.7% in 2001 to €122.4 million, thanks mainly to a reduction in working capital requirements. Net capital expenditure totaled €59.6 million in 2001. Financial investments and the disposal of subsidiaries had a cash flow impact of €32.8 million and €23.1 million in 2001, respectively.

As a result, the net cash inflow before financing activities came to €53.1 million, up 12.3% from 2000.

2.9. Net indebtedness

The Group's net indebtedness at December 31, 2001 was €378.8 million, a 30% decrease from December 31, 2000 (€542.5 million). This reduction was made possible thanks to the funds raised from the IPO on the Euronext Paris *Premier Marché* in June 2001.

3. INVESTMENT POLICY

In 2001, Générale de Santé actively pursued its acquisition policy, performing nine external growth transactions: six hospitals (775 beds), two nursing homes (149 beds) and one home-care provision business. We also acquired a 50%-stake in a company that owns eleven nursing homes. These acquisitions represent revenues of almost €100 million on a full-year basis.

The principal institutions that were acquired over the last few years were as follows: in 2000, three hospital institutions (326 beds), a scanner and a laboratory. These acquisitions generated full-year 2001 revenues of €29.2 million. In 1999, Générale de Santé made five major acquisitions: three hospital institutions (467 beds), an imaging center and a radiotherapy center, which generated full-year revenues in 2001 of almost €50 million.

With the aim of focusing on our portfolio of profitable strategic units, in 2001 Générale de Santé sold two hospital institutions with a combined total of 188 beds: Clinica (Cannes) and Jeanne d'Arc (Paris).

Générale de Santé also maintained the continuous modernization program of our network of institutions, investing nearly €99 million during the year (i.e. the amount of cash actually disbursed).

4. KEY EVENTS OCCURRING AT THE BEGINNING OF 2002

No significant events occurred between January 1, 2002 and March 13, 2002, the date of Générale de Santé's Board of Directors' meeting which formally approved the 2001 financial statements.

4.1. Revenues for the first quarter of 2002 (05/15/2002) [1]

Revenues for the first quarter 2002 outstripped objectives by 14.6%

Sustained organic growth, significant contribution from acquisitions

	1st quarter 2002	1st quarter 2001	Variation with respect to 1st quarter 2001	
	€ million	€ million	€ million	%
Revenues	274.6	239.7	34.9	+ 14.6%

The consolidated revenues generated by Générale de Santé, the leading European private hospital group, came to €274.6 million for the first quarter ended March 31, 2002, compared with €239.7 million in 2001. This 14.6% increase, slightly higher than the Group's objectives, breaks down as follows:

	Variation from 1st quarter 2001	
	€ million	%
Organic growth	14.1	5.9%
External growth (acquisitions net of disposals)	20.8	8.7%
Total variation	34.9	14.6%

Organic growth

All of Générale de Santé's business segments enjoyed strong growth in the first quarter of 2002. Overall year-on-year growth of 5.9% was achieved – despite the fact that the first quarter of 2002 had one additional working day – thanks to a 3.3% increase in volumes and an average tariff increase of 2.6%.

External growth

Alongside this internal growth, Générale de Santé is now reaping the benefits of the previous year's acquisition program. External growth (net of disposals), which was up 8.7% from the first quarter of 2001, bolstered Générale de Santé's network, notably by integrating the following institutions: Beauregard (Marseilles), l'Hôpital Privé de l'Est Parisien (Aulnay-sous-Bois), Générale de Bourgogne (Châlons), Chenôve (Dijon) and the Mieux Vivre nursing homes.

Générale de Santé will continue to pursue this strategy throughout 2002: the Group intends to develop its network further by acquiring new strongly performing institutions in France and beyond.

[1] *This additional information supplements the financial statements approved by the shareholders' general meeting of June 7, 2002*

Analysis by business segment

For the sake of transparency, Générale de Santé categorizes its activities under three business segments:

- *Hospital care*

This business segment comprises: Acute Care, Psychiatry, Subacute Care, Oncology and Diagnostics. Our healthcare services network is the only one of its kind in Europe. Générale de Santé has the capacity to unlock the operational synergies between the different segments.

Revenue growth	1st quarter 2002	1st quarter 2001	Variation from 1st quarter 2001	
	€ million	€ million	€ million	%
Revenue	231.2	203.0	28.2	13.9%
Organic growth			10.4	5.1%
External growth (acquisitions net of disposals)			17.8	8.8%

2001 organic growth includes a year-on-year volume component of approximately 2.5% compared with the same period last year, despite having one less operating day than the previous year.

Having virtually completed its restructuring program, Générale de Santé has made just one disposal since the first quarter of 2001 (Clinica in Cannes). External growth was achieved thanks to prior-year acquisitions.

- *Nursing homes*

This segment supersedes what was previously referred to as "Socio-Medical".

Revenue growth	1st quarter 2002	1st quarter 2001	Variation from 1st quarter 2001	
	€ million	€ million	€ million	%
Revenue	29.1	23.9	5.2	21.8%
Organic growth			2.2	9.2%
External growth (acquisitions)			3.0	12.6%

The segment's high growth rate reflects the Group's vitality in an area where it already has a substantial presence. Organic growth includes the exceptional tariff rises that were granted to offset the rise in employees' salary levels.

- *Other*

This includes the activities of Services et Santé SA (health hygiene, residential services, management of audiovisual equipment and stores) and the holding companies.

Revenue growth	*1st quarter 2002*	*1st quarter 2001*	*Variation from 1st quarter 2001*	
	€ million	*€ million*	*€ million*	*%*
Revenue (100% organic growth)	*14.3*	*12.8*	*1.5*	*11.7%*

Year-on-year organic growth was achieved thanks to several new contracts being awarded to Services et Santé SA.

4.2. External growth (06/07/2002)[2]

Générale de Santé continues to roll out its external growth program...

...expanding our network of hospital treatment in France and beyond

- *We continue to roll out our network in France: acquisition of the Clinique de l'Appareil Locomoteur et du Sport (Paris) and the Clinique Kerlena (Roscoff), and*
- *We are developing a new business segment dedicated to esthetics and well-being with our acquisition of the Clinique Esthétique de Paris Spontini, and*
- *We are gaining exposure to the Italian market*

Générale de Santé, the leading European private hospital group, has announced five external growth transactions. These acquisitions underpin the Group's network of hospital care facilities together and help us to broaden our exposure to international markets. They represent a total of 323 beds and dialysis places, thus adding 2% to our total European hospitalization capacity.

These acquisitions represent a total investment of €13.5 million, including the assumption of debt and additional full-year revenues of €33 million[3]. In accordance with the Group's strategy, they will be financed via shareholders' equity.

These transactions underscore Générale de Santé's hospital care strategy and its economic model on the strength of which the Group has achieved regular annual growth of over 10%. The three newly-acquired centers of excellence in France and the Italian operations are continuing their external growth drive which has already outstripped its target by over 6% in 2002 on a full-year basis. Organic growth also remains sustained. These institutions have rounded out the Group's positions in France and Italy.

1. Continued network roll-out in France: acquisition of the Clinique de l'Appareil Locomoteur et du Sport and the Clinique Kerlena functional reeducation clinic in Roscoff

---

[2] *This additional information supplements the financial statements approved by the shareholders' general meeting of June 7, 2002*

[3] €34 million in revenue from the Clinique de Beauregard in Marseilles, which has already been acquired, should also be recognized

Générale de Santé boosted its hospital care facilities in the Paris region when it took over the Clinique de l'Appareil Locomoteur et du Sport, a leading-edge orthopedic surgery clinic. We have thus been able to acquire an institution with highly-reputed expertise in orthopedics and sports-related treatments. Our objective is to release the synergies with the Centres Européens de Réeducation du Sportif de haut niveau based in Capbreton and Saint-Raphaël. These leading European institutions are used by sportspeople from all over the world.

The acquisition of the Kerlena clinic (in Roscoff, Finistère) enables the Group to reinforce its geographical presence in Brittany, whilst bolstering its range of reeducation services, an area where premium quality opportunities rarely arise.

The combined revenue from these two entities is estimated at €16.5 million on a full-year basis.

2. Development of a new sector of activity specializing in esthetics and well-being with the acquisition of the Clinique Esthétique de Paris Spontini

When Générale de Santé acquired the Clinique Esthétique de Paris Spontini, we signed a partnership agreement with its medical team. This clinic will be exclusively oriented toward esthetics, a field in which our medical specialist partners have an excellent international reputation.

After modernizing and redeploying our surgical, obstetric, advanced treatment, diagnostic and residential facilities, we hope to manage over 3,000 patients in 2003. Spontini is set to become a quality trailblazer in a sector undergoing radical restructuring, for which accreditation standards are currently being prepared.

This investment represents the first stage of Générale de Santé's expansion into this business segment. In the highly fragmented, relatively unstructured area of cosmetic surgery which falls outside the provisions of the French Social Security system, Générale de Santé intends to progressively structure its provision of hospital care and apply quality, safety and ethical criteria to the different cosmetic surgery institutions that we wish to acquire or create.

The Spontini cosmetic surgery clinic is expected to generate revenues of almost €3 million in 2003.

3. Greater exposure to the Italian market

In Italy, where the Group has been present since 1991, Générale de Santé carried out two acquisitions and assumed management control of another institution:

- *Acquisition of a center of excellence: the Cardinal Ferrari Center in Parma is one of the leading-edge institutions in Europe for major neurological reeducation (coma recovery).*
- *Acquisition of the San Nicolò Center, in Como, comprising two full-service day centers (with imagery, analysis and consultation facilities), with a view to opening a day-care surgery service in the very near future. This new concept clearly offers a great deal of potential: its leading-edge technology meets the requirements of patients looking for a one-stop clinic where they can receive rapid, high-quality diagnoses and treatments. This represents a key growth vector for Générale de Santé, and the current state of the market in Italy suggests that other similar opportunities may well arise in the years ahead.*
- *Générale de Santé tendered a successful bid to take full management control of the Public Hospital of Omegna (North Piedmont) at the beginning of 2002. When management control is transferred, the local control body will also transfer the orthopedic services of the two neighboring public hospitals to Omegna. With its central geographical location, Omegna will have a catchment area of over 900,000 inhabitants. Whilst Générale de Santé already manages a public hospital in Portugal, this is the first time that a private company has been granted management control of a*

public-sector institution in Italy. This strategic shift represents another growth vector for our Group and we can expect to see many more operations of this kind in the future.

With the San Nicolò Center and the Public Hospital of Omegna, Générale de Santé has established a presence in two innovative businesses which are breaking new ground in terms of their organization and there is clearly a great deal of potential for expansion in this area, not only in Italy but in Europe as a whole.

As a result of these deals, Générale de Santé has been able to double the size of its business in Italy. They are forecast to generate consolidated revenues on a full-year basis of €13.6 million. With their geographic and specialty-related synergies, they reflect the Group's drive to bolster its presence in a particularly open market which offers major growth potential.

5. STRATEGY AND OUTLOOK

Générale de Santé is the premier European healthcare company based on revenue generation and has a substantial lead over its nearest competitor. In France, we have a unique network of institutions that provide a complete range of hospital services to patients nationwide.

In a healthcare sector which is rapidly expanding at the same time as undergoing full-scale restructuring, Générale de Santé is positioned as a pioneer, streamlining and enhancing our range of treatments and services, whilst making sure that the most stringent standards of quality are consistently applied to patient care throughout our network.

The progressive implementation of the Générale de Santé "Brand" within our member institutions demonstrates just how serious we are about quality. In 2002 and 2003, our member institutions will be assessed according to quality criteria that have been specifically formulated for the AFAQ-accredited Générale de Santé Label. To qualify for the Label, each institution must have implemented training programs, an organizational structure and appropriate procedures, in accordance with the Group's quality policy.

The long-term investment that Générale de Santé has made in the quality of its network represents an essential component of our strategy. It creates a virtuous circle: if we can attract excellent medical practitioners, the reputation of the institutions themselves attracts an increasing number of patients. This in turn drives the expansion of our business, with more resources being made available to the institutions so that they can continue to enhance their provision of hospital care.

Our key strategic watchwords are safety and progress: providing peace-of-mind for our patients, control bodies (the Regional Hospital Agency and the Social Security Fund), and, of course, our investors who see Générale de Santé's activity levels and results continue to grow year after year.

Our Hospital Care and Nursing Home segments are enjoying regular growth and have a high level of visibility, particularly as a result of the current demographic shift toward an aging population which represents a guaranteed organic growth driver. Moreover, both of these segments are in the process of being restructured in France and Europe as a whole, which means that there is strong potential for external growth.

These conditions confirm the judicious strategic decision-making process underpinning Générale de Santé's economic model, which is based on the achievement of regular top-line and bottom-line growth of over 10% per year (including an 8% external growth component), without any deterioration in debt ratios over the next three years. To achieve these objectives, the Group relies on the following:

- Achieving regular organic growth driven by the quality of our network and the Générale de Santé Label,

- Developing new activities such as home-care and home-hospitalization, but also cosmetic and reparatory surgery,

- The strong potential for external growth thanks to a host of opportunities, in France and beyond.

- With regard to Hospital Care, Générale de Santé will continue to favor acquisition targets that have potential synergies with its existing network and best-of-breed institutions, whilst always making sure that our return on investment criteria are respected.

- With regard to the intensely competitive Nursing Homes segment, Générale de Santé's primary objective is to acquire retirement homes which offer good residential conditions and value-accretive real estate portfolios.

- International expansion will be achieved via Europe, and Italy in particular. Générale de Santé plans to execute a regular external growth policy via the acquisition of independent institutions.

Générale de Santé has successfully rolled out a premium quality network in France, where private hospitalization tariffs (excluding medical practitioners' fees) are actually the lowest in Europe, given the under-valuation of tariffs by the industry control body which is effectively the sole treatment purchaser. Générale de Santé has proved itself capable of successfully locating in other European countries where we can enhance the quality of care available whilst respecting the unique culture of each country. Should suitable opportunities arise, Générale de Santé may choose to forge business partnerships, particularly where this may help speed up the network roll-out and development process. However, our overriding aim is to acquire existing businesses where we have the support of existing management.

Our powerful sense of forward-looking momentum, fuelled by internal synergies such as the central procurement function, economies of scale, human resources and expertise in the acquisition, restructuring and creation of healthcare institutions, means that substantial cost-savings can be generated and used to expand our business.

Générale de Santé forecasts the following results for 2002, provided that our business environment does not encounter any material destabilizing factors:

- a minimum 12% increase in revenues to over €1.1 billion,

- EBITDA of over €140 million, i.e. an increase of over 10%, together with an increase in operating income of more than 10%, with gearing unchanged.

For the year as a whole, Générale de Santé intends to make a minimum of 10 acquisitions, some of which will be based in Italy. As indicated at the time of the IPO, Générale de Santé intends to issue a dividend in respect of our first full year of activity, i.e. 2002.

Section 3 FINANCIAL STATEMENTS

1. CONSOLIDATED FINANCIAL STATEMENTS AND NOTES

STATUTORY AUDITORS' REPORT ON THE CONSOLIDATED FINANCIAL STATEMENTS FISCAL YEAR ENDED DECEMBER 31, 2001

As statutory auditors appointed by the Shareholders' General Meeting, we have audited the accompanying consolidated financial statements of Générale de Santé, presented in euros, for the year ended December 31, 2001.

These consolidated financial statements are the responsibility of the Group's board of directors. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with French generally accepted accounting principles. These principles require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit includes examining on a test basis evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting policies and significant estimates made in the preparation of the financial statements, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements prepared in accordance with French generally accepted accounting principles, present fairly the financial position and results of Générale de Santé and its subsidiaries at December 31, 2001. We have also reviewed the information in the Management Report. We have no observation to make on the fairness of this information or its consistency with the consolidated financial statements.

Neuilly sur Seine and Paris, May 15, 2002

The Statutory Auditors

Deloitte Touche Tohmatsu — RSM Salustro Reydel

Tristan Guerlain — Henri Baetz — François Caubrière

CONSOLIDATED ACCOUNTS

BALANCE SHEET - ASSETS

in millions of euros	Note	12-31-2001	12-31-2000	12-31-1999
Goodwill	(3.1.1)	126.0	101.0	97.1
Other intangible assets	(3.1.2)	2.1	1.0	1.4
INTANGIBLE ASSETS	(3.1)	**128.1**	**102.0**	**98.5**
LAND, BUILDINGS & EQUIPMENT	(3.2)	**639.4**	**573.5**	**573.4**
Investment in associates	(3.3.1)	3.1	6.4	4.0
Other investments	(3.3.2)	8.0	7.1	7.1
Deposits and loans		11.2	9.9	7.3
LONG-TERM INVESTMENTS		**22.3**	**23.4**	**18.4**
TOTAL NON-CURRENT ASSETS		**789.8**	**698.9**	**690.3**
DEFERRED TAX ASSETS	(3.6)	**36.9**	**39.4**	**46.3**
Inventory	(3.4)	17.4	14.8	16.5
Accounts receivable	(3.5)	207.9	166.9	169.5
Short-term financial receivables	(3.9)	10.8	4.9	4.4
Marketable securities and cash	(3.9)	62.6	42.1	24.7
CURRENT ASSETS		**298.7**	**228.7**	**215.1**
TOTAL ASSETS		**1 125.4**	**967.0**	**951.7**

BALANCE SHEET – LIABILITIES & SHAREHOLDER'S EQUITY

In millions of euros	Note	12-31-2001	12-31-2000	12-31-1999
Common Stock	(3.7)	29.3	22.6	22.6
Share premium account	(3.7)	163.2	-	-
Reserves	(3.8)	27.3	4.3	(1.8)
Net income		20.8	20.0	5.5
Shareholders' equity, Group share		**240.6**	**46.9**	**26.3**
Minority interests		31.1	18.3	15.1
TOTAL SHAREHOLDERS' EQUITY		**271.7**	**65.2**	**41.4**
Shareholder Bonds	(3.9)	-	231.3	215.7
Obligations under finance leases	(3.9)	223.0	227.5	256.7
Bank and other debt	(3.9)	184.6	85.6	96.5
Deposits received & employee profit sharing		10.1	8.6	9.4
LONG-TERM BORROWINGS		**417.7**	**553.0**	**578.3**
Provisions for contingencies & losses	(3.10)	**41.9**	**50.2**	**49.0**
DEFERRED TAX LIABILITIES	(3.6)	**31.4**	**23.0**	**22.6**
Accounts payable	(3.11)	318.1	230.5	218.9
Obligations under finance leases	(3.9)	28.0	25.4	24.7
Short-term borrowings	(3.9)	16.6	19.7	16.8
SHORT-TERM LIABILITIES		**362.7**	**275.6**	**260.4**
TOTAL LIABILITIES		**1 125.4**	**967.0**	**951.7**

INCOME STATEMENT

In millions of euros	Note	12-31-2001	12-31-2000	12-31-1999
REVENUES	(4.1)	**975.2**	**885.0**	**810.7**
Employee expenses and profit-sharing	(4.2)	(472.0)	(414.1)	(376.6)
Purchases of consumables		(162.2)	(151.7)	(147.6)
Other operating costs		(121.4)	(105.8)	(93.2)
Taxes and duties other than CIT		(49.7)	(47.7)	(43.6)
Rent	(4.3)	(41.7)	(38.5)	(35.6)
EBITDA		**128.2**	**127.2**	**114.1**
Depreciation and amortization		(60.2)	(55.4)	(53.8)
EBIT		**68.0**	**71.8**	**60.3**
Non recurring items	(4.4)	16.1	12.1	(0.3)
Financial income		3.0	2.9	1.0
Financial expense	(4.5)	(33.7)	(42.2)	(41.0)
INCOME BEFORE TAX		**53.4**	**44.6**	**20.0**
Corporate income tax	(4.6)	(20.0)	(15.5)	(5.8)
INCOME AFTER TAX		**33.4**	**29.1**	**14.2**
Net income of associated companies	(3.3.1)	0.1	(0.2)	(0.2)
Amortization of goodwill	(3.1.1)	(7.0)	(5.7)	(5.6)
INCOME BEFORE MINORITY INTERESTS		**26.5**	**23.2**	**8.4**
Minority interests		(5.7)	(3.2)	(2.9)
NET INCOME		**20.8**	**20.0**	**5.5**
EARNINGS PER SHARE (in EUR)	(4.7)	**0.60**	**13.51**	**3.72**
DILUTED EARNINGS PER SHARE (in EUR)	(4.7)	**0.60**	**13.51**	**3.72**

CHANGES IN SHAREHOLDER'S EQUITY

In millions of euros	Note	12-31-2001	12-31-2000	12-31-1999
Group share in shareholders' equity at beginning of year	(3.7)	46.9	26.3	20.9
Capital increase		6.7	0.6	-
Share premium		173.2	-	-
IPO costs, net of tax		(7.1)	-	-
Transfer to legal reserve		(2.9)	-	-
Legal reserve		2.9	-	-
Net income for the period		20.8	20.0	5.5
Translation of foreign currencies		0.1	-	(0.1)
SHAREHOLDERS' EQUITY AT PERIOD END		**240.6**	**46.9**	**26.3**
Minority interests at beginning of year		18.3	15.1	12.8
Capital increase		-	0.6	
Distribution of Dividends		(1.1)	(0.6)	(0.4)
Changes in the scope of consolidation		8.2	-	(0.2)
Net income for the year		5.7	3.2	2.9
MINORITY INTERESTS AT PERIOD END		**31.1**	**18.3**	**15.1**

STATEMENT OF CASHFLOWS

in millions of euros	Note	12.31.2001	12.31.2000	12-31-1999
Net income before tax		53.4	44.6	20.0
Net depreciation		60.2	55.4	53.8
Financial income		(4.3)	(2.9)	(1.0)
Financial expense		35.0	42.2	41.0
Non-recurring items		(16.1)	(12.1)	0.3
EBITDA		**128.2**	**127.2**	**114.1**
Non-cash items incl. charges to and write-backs of provisions		(3.3)	2.4	(1.6)
Changes in working capital requirements		34.1	16.0	2.4
Non-recurring items		(0.6)	(6.6)	(5.5)
Changes in other LT liabilities & receivables		(1.8)	(3.8)	1.5
Net interest expense		(22.8)	(23.7)	(25.7)
Taxes paid on profits		(11.4)	(4.8)	(7.1)
CASH FLOW FROM OPERATING ACTIVITIES (a)		**122.4**	**106.7**	**78.1**
Tangible and intangible investments		(59.6)	(62.9)	(66.0)
Financial investments	(2.2)	(32.8)	(25.6)	(7.0)
Disposals of financial investments	(2.2)	23.1	29.1	3.0
CASH FLOW (USED IN) INVESTING ACTIVITIES (b)		**(69.3)**	**(59.4)**	**(70.0)**
CASH FLOW BEFORE FINANCING (c) = (a) + (b)		**53.1**	**47.3**	**8.1**
Share issue proceeds (d)		170.1	0.6	-
Dividends paid (Minorities) (e)		(1.1)	(0.6)	(0.4)
CASH FLOW BEFORE REPAYMENT OF DEBT (f) = (c) + (d) + (e)		**222.1**	**47.3**	**7.7**
Increase in long-term debt		165.5	4.0	-
Repayment of long-term debt		(367.1)	(33.9)	(33.0)
CASH USED IN FINANCING ACTIVITIES (g)		**(201.6)**	**(29.9)**	**(33.0)**
TOTAL CASH FLOW FOR THE PERIOD (f + g)		**20.5**	**17.4**	**(25.3)**
Cash at beginning of year		42.1	24.7	50.0
Cash at year end		62.6	42.1	24.7
Net indebtedness at beginning of year		**542.5**	**581.3**	**548.0**
Cash flow before repayment of debt		(222.1)	(47.3)	(7.7)
Interest on bonds		7.8	15.4	15.0
Capitalization of finance leases		11.8	8.1	25.0

KEY EVENTS OF THE YEAR

On June 20, 2001, upon its introduction to the Premier Marché of the French stock exchange, Générale de Santé increased its capital by 179.9 M€, including share premium before imputation of the costs linked to the offer. The costs of these operations totalling 7.1 M€, net of tax have been imputed against the share premium account.

These operations resulted in a substantial decrease in the net indebtedness of the group which totalled to 378.8 M€ at December 31, 2001 against 542.5 M€ on December 31, 2000.

1 - ACCOUNTING POLICIES

1.1 - Accounting framework

Générale de Santé SA is a limited company incorporated under French law with its head office located at 96 Avenue d'Iéna, Paris. Its corporate purpose encompasses investment activities of all types, either directly or through third parties, on its own behalf or on the behalf of third parties. It is the parent company of a group which exercises all its activities in the sectors of Hospital Care and Nursing Homes.

The consolidated financial statements have been prepared in accordance with prevailing French regulations and laws and standards established by the International Accounting Standards Board (IASC).

1.2 - Consolidation method

The financial statements of companies over which Générale de Santé (hereinafter the "Group") exercises direct or indirect majority control, including control which may result from stockholders' agreements, are fully consolidated.

Companies over which the Group exercises significant influence, which is presumed when the stockholder owns more than 20% of voting rights, are accounted for under the equity method. This method involves replacing the book value of the participating interests with the Group share in stockholders' equity, including the net income or loss for the period.

For companies in which the Group and another partner jointly control the voting rights:

- the full consolidation method is used if the Group is in charge of the company's operations and ensures and/or financially supports the majority of its funding.
- the proportional consolidation method is limited to joint ventures where the two partners jointly control the voting rights, board of directors and executive management of the company.

All material inter-company transactions are eliminated on consolidation, as are profits internal to the Group (capital gains, dividends, etc.).

Accounting period-end

All Group companies draw up their financial statements to December 31. The board of directors approved the consolidated financial statements on March 13, 2002.

Date of initial consolidation

Companies acquired by the Group during the year are consolidated from the date of control based on their balance sheet as of that date if available, otherwise on their most recent balance sheet.

1.3 - Intangible assets

Goodwill

On initial consolidation, the difference (after revaluation of assets and liabilities) between the purchase price of shares and the corresponding Group share in shareholders' equity is, where necessary, allocated to specific consolidated balance sheet items and the balance is recorded in goodwill and amortized over a period of 20 years.

At the time of the acquisition of the Groupe Compagnie Générale de Santé by Générale de Santé SA, the costs of the restructuring plan were recorded in the opening balance sheet as of July 1, 1997.

IT software

Purchased IT software is amortized over a one-year period using the straight-line method. Software required for the medical practice is amortized over a maximum period of five years. In-house IT software is amortized over a period of three to five years.

1.4 - Land, buildings and equipment

Land, buildings and equipment are stated at acquisition cost.

They includes the following items :

- purchase price net of legally recoverable taxes,
- direct or indirect expenses relating to the acquisition and commissioning of the asset and mainly VAT and other taxes which cannot be recovered, transport, installation and assembly costs and architects' fees.
- interim or pre-rental interest expenses during the production period and legal publication costs incurred and stamp duties paid with respect to finance lease agreements.

Depreciation is calculated as follows (mainly using the straight-line method):

- Buildings	20 to 40 years
- Building installations and improvements	10 to 15 years
- Machinery and equipment	3 to 10 years
- General building installations and miscellaneous improvements	8 to 10 years
- Vehicles	4 to 5 years
- Office equipment	5 years
- IT hardware	3 to 5 years
- Fixtures and fittings	5 to 10 years

Improvements made to meet safety standards are capitalized and depreciated.

The value of Land, buildings and equipment held under finance lease agreements is recorded in assets. These assets are depreciated as described above. The corresponding borrowing is recorded in liabilities.

Maintenance and repair costs are expensed as incurred.

1.5 - Long-term investments

Investments in associates correspond to the acquisition cost of securities of unconsolidated companies.

A provision for impairment is raised if the current value of the holding is less than its net book value.

The current value is based on the proportion that the shares represent in shareholders' equity, the interest that these companies represent for the Group and their development and profit-making potential.

1.6 - Inventory

Inventory mainly includes pharmaceutical products, reagents and medical supplies except for artificial limbs and blood purchased for patients which are recorded as "other receivables".

Inventory is stated at the last known price, taking into account the VAT regime applicable to the entity. This method does not lead to major differences compared to a FIFO valuation. An inventory reserve is raised for obsolete inventory identified during the physical count (calculated on an individual basis).

1.7 - Revenues – accounts receivable

Revenue is recognized when a service is rendered. To assess the amount outstanding at the accounting period-end, customer files are valued at selling price.

Accounts receivable are stated at nominal value. Accounts receivable provisions are determined on an individual basis, after analysis as part of regularly implemented debt recovery procedures.

Provision rates are as follows:

- 100% of amounts payable by patients over 6 months past due ;
- 100% of amounts payable by Social Security or private insurance schemes over 24 months past due.

1.8 - Other receivables

Purchases and sales of artificial limbs and blood on behalf of patients are recorded in receivable and payable accounts and are not recorded in the income statement.

Fees due from doctors are also recorded as other receivables.

1.9 - Cash and marketable securities

Marketable securities are stated at the lower of acquisition cost and market value.

Management of Doctors' Fees

In general, doctors' fees are managed by the clinics using a separate accounting system. The clinic's bank account is completely separate from the doctor bank accounts.

In certain cases, under the specific terms and conditions of direct, formal agreements with doctors, amounts relating to the management of fees may be included in the clinics' accounts.

1.10 - Translation of foreign company financial statements

Foreign company balance sheets are translated into euros at the closing rate of exchange. Income statement and cash flow items are translated at the average rate of exchange for the period.

1.11 - Retirement indemnities

Payments due on retirement are valued on an actuarial basis using the projected unit credit method. This valuation takes into account the probability of an employee remaining within the Group until retirement, projected salary trends and financial discounting at a rate of 5,5 %.

The net present value of employee vested entitlement is provided in full. The current year charge is included in employee expenses. Actuarial differences are taken to the income statement in the year they arise.

1.12 - Corporate income tax

The corporate income tax charge represents the current income tax charge payable by each consolidated tax entity, adjusted for deferred tax. Deferred tax is calculated using the liability method on timing differences between the accounting and tax value of assets and liabilities.

Deferred tax assets in respect of losses carried forward are only recognized where the offset of such losses against future taxable profits is considered probable.

Potential deferred tax assets existing at the date of acquisition of an investment, in respect of losses carried forward and whose offset against future profits is considered probable are allocated when determining initial consolidation. Other deferred tax assets are treated as a retroactive allocation of initial goodwill as and when they are effectively used.

1.13 - Restructuring costs

Business combinations

A business combination is considered finalized at the accounting period-end and its impact subsequently reflected in the financial statements, when the following three criteria are met :

- Group Executive Management has formally authorized the combination and approved a documented restructuring plan,
- administrative authorization for the combination has been obtained.
- the main components of the plan have been announced.

Where combinations meet the above criteria and a sufficiently accurate estimate can be made, the key items recorded in the financial statements are as follows:

- exceptional write-down of the net book value (NBV) of items which cannot be recovered, or with a market value lower than their NBV at the time of the combination;
- provisions covering the cost of terminating doctors' contracts;
- provisions covering the cost of redundancy programs;
- provisions covering the cost of terminating major agreements (leaseholds, sub-contracting, maintenance, etc.) still in force after the date of the combination or fees payable on agreements which cannot be terminated.

Temporary closure of establishments

Operating losses resulting from the temporary closure of establishments (partial or total) during restructuring activities are not provided for but expensed in the period when closure takes place.

Permanent closure of establishments

In the event of the planned permanent closure of an establishment, not subject to any condition precedents linked to a combination project, the closure is considered finalized at the accounting period-end if it has been approved by Group Executive Management and announced. The impact of the closure is recorded in the financial statements of the period concerned.

The main impacts recorded in the financial statements are identical to those defined for combinations, provided a sufficiently accurate estimate can be made.

1.14 - Financial instruments

Net gains and losses on financial instruments used in hedging transactions are calculated and matched in the income statement against the gains and losses arising on the hedged items.

The hedging operations are for fixed-rate interest rate swaps.

Conformity with International Standards

Application of IAS 39 requires the recording of swaps in place at the period end at market value and any difference to be applied to reserves. As the difference in valuation at December 31, 2001 is not significant, at less than 4.2 M€, no adjustment has been made. The Group is thus also in line with French accounting standards which do not recognise the concept of market value.

2. - CHANGES IN THE SCOPE OF CONSOLIDATION

A list of the main subsidiaries included in the scope of consolidation at December 31, 2001 is presented in Appendix 1.

2.1 - Main changes in the scope of consolidation

The number of entities included in the scope of consolidation increased as follows:

Consolidation method	12.31.00	Acquisitions Newly-created	Change of method	Disposals / Mergers / Liquidations	12.31.01
Full	259	20	1	(3)	277
Proportional	3	3	--	--	6
Equity method	17	1	(1)	(1)	16
TOTAL	**279**	**24**	**0**	**(4)**	**299**

The additions to the scope of consolidation are Clinique Sainte Isabelle, Sarl Archimed, IRM Hartmann, Auxilliaire Médicale d'Aulnay, Hôpital Privé de l'Est Parisien, Clinique Chenôve, Gie du Petit Colmoulins, Les Grands Chênes, le Groupe Val Marceau (8 companies), Résidence Chatenay Malabry, SCI Kennedy, SCI des Cèdres, SCI des Alouettes, Groupe Mieux Vivre (Proportional Basis), SAI Chambord (Equity basis), Générale de Bourgogne (Proportional Basis), G.S.S. LA (Proportional Basis) (includes the operations in Chili and Venezuela).

Clinique Kennedy and Generimed passed from the equity method to full consolidation and Clinique Clinica passed from full consolidation to the equity method.

Clinique Jeanne d'Arc was sold.

Clinique François Ier was merged with Clinique du Petit Colmoulins, Centre Iridis Dunkerque merged with Centre Iridis Nord, Clinique Ste Marie merged with Clinique de Savoie.

2.2 - Impact of changes in the scope of consolidation

The impact on the main balance sheet and income statement items is as follows:

Balance sheet	Newly-Consolidated	Deconsolidated
Goodwill & administrative authorizations	29.8	--
Non current assets	58.9	(2.8)
Long Term debt	36.0	(1.1)
Working capital requirements	(4.7)	0.2
Income statement	**Newly-Consolidated**	**Deconsolidated (a)**
Revenues	88.0	(43.6)
EBITDA	10.5	(5.3)
Cash flow	**Newly-Consolidated**	**Deconsolidated**
Financial investments and businesses acquired and sold	(43.4)	22.7
Net cash position of companies acquired and sold	10.6	0.4
Employees	**Newly-Consolidated**	**Deconsolidated**
Weighted average no. of employees	1 671	(415)

(a) Contribution to the income statement of companies deconsolidated during 2001.

3. - NOTES TO THE BALANCE SHEET

3.1 - Intangible assets

3.1.1 - Goodwill

Goodwill (gross) as of December 31, 2000	**119.4**
Newly-consolidated companies	28.5
Acquisitions of administrative authorizations	1.3
Changes in holding percentages	3.7
Goodwill (gross) as of December 31, 2001	**152.9**
Accumulated Amortization 2000	(18.4)
Amortization 2001	(7.0)
Other (1)	(1.5)
Goodwill (net) as of December 31, 2001	**126.0**

(1) OF WHICH 1.9 M€ TO PROVISIONS WRITTEN BACK AS NO LONGER REQUIRED.

THE GROSS GOODWILL AT DECEMBER 31, 2001 BROKEN DOWN AS :

- Goodwill on acquisition of the Compagnie Générale de Santé group in 1997 of 83.3 M€.

- Goodwill on changes in perimeter since 1997 of 69.6 M€.
- Largest individual goodwill 10.8 M€

3.1.2 - Other intangible assets

in millions of EUR	Gross					Amortization				NBV		
	12-31-00	Addit	Disposal	Oth. Mvts.(1)	12.31-01	12-31-00	Charge	Oth. Mvts.(1)	12.31-01	12.31-01	12.31.00	12.31.99
Software	6.0	2.5	(0.6)	0.5	8.4	(5.0)	(1.1)	(0.2)	(6.3)	2.1	1.0	1.4

3.2- Land, buildings & equipment

In million of EUR	12-31-00	Addit.	Disp.	Oth. Mvts(1)	12-31-01	12-31-00	Cha.	Disp.	Oth. Mvts(1)	12-31-01	12-31-01	12-31-00	12-31-99
Land	32.6	0.3	(0.3)	0.9	33.5	(1.2)	(0.1)	-	-	(1.3)	32.2	31.4	40.7
Buildings	626.2	57.1	(26.7)	56.1	712.7	(185.6)	(23.2)	3.9	(7.7)	(212.6)	500.1	440.6	429.7
Equipment	208.9	29.1	(27.5)	17.5	228.0	(135.9)	(27.2)	23.9	(9.9)	(149.1)	78.9	73.0	74.0
Other	78.2	7.1	(3.0)	3.4	85.7	(49.7)	(7.0)	2.6	(3.4)	(57.5)	28.2	28.5	29.0
TOTAL	**945.9**	**93.6**	**(57.5)**	**77.9**	**1 059.9**	**(372.4)**	**(57.5)**	**30.4**	**(21.0)**	**420.5**	**639.4**	**573.5**	**573.4**
including under finance lease:													
- Land and buildings	290.1	2.3	(2.0)	19.4	309.8	(58.5)	(7.0)	1.2	(3.4)	(67.7)	242.1	231.6	253.1
- Equipment	63.6	8.3	(18.9)	3.5	56.5	(39.6)	(9.4)	18.9	(1.8)	(31.9)	24.6	24.0	26.3

"Other movements" mainly comprise flows due to changes in the scope of consolidation; the amount of Land, buildings & equipment acquired during year 2001 following the acquisition of companies is presented in note 2.2.

3.3- Long-term investments

3.3.1 - Investments in associates

Associates mainly comprise the following companies:

Company	% Control	12-31-2001 Amount	12-31-2001 Share of net income	12-31-2000 Amount	12-31-2000 Share of net income	12-31-1999 Amount	12-31-1999 Share of net income
Clinique de Bruay	42.00	0.7	(0.3)	1.0	(0.4)	1.4	(0.1)
Clinique Sainte Claire	50.00	0.8	0	0.8	0.4	0.4	(0.1)
Clinica	34.97	(0.5)	0				
Clinique Bon Secours	33.00	1.2	0.1	1.1	(0.2)		
Clinique Kennedy (2)	---			2.1	0	1.7	0.0
Foncière Sagesse Retraite	19.00	0.5	0	1.0	0		
Other	---	0.4	0.3	0.4	0	0.5	0.0
TOTAL		**3.1**	**0.1**	**6.4**	**(0.2)**	**4.0**	**(0.2)**

(1) Accounted for an equity basis at December 31, 2001 (sale of 30 % of shares. 64.97 % -> 34.97 %)
(2) Fully consolidated at December 31, 2001 (Control at December 31, 2000 was 45.57 %)

3.3.2 - Other investments

Unconsolidated investments mainly comprise the following:

in millions of EUR	12-31-2001	12-31-2000	12-31-1999
Interest of less than 20%	5.8	6.2	6.4
Interest of 20 to 50%	1.2	1.2	0.9
Interest of more than 50%	3.0	1.0	1.1
Sub -Total - Unlisted companies	***10.0***	***8.4***	***8.4***
Impairment provisions	(2.0)	(1.3)	(1.3)
TOTAL	**8.0**	**7.1**	**7.1**

The main unconsolidated companies are real-estate investment companies.

3.4 - Inventory

in millions of EUR	12-31-2001	12-31-2000	12-31-1999
Gross	17.4	14.9	16.5
Provisions	-	(0.1)	-
NET	17.4	14.8	16.5

Inventory mainly comprises small medical equipment and pharmaceutical products.

3.5 - Accounts receivable

in millions of EUR	12-31-2001	12-31-2000	12-31-1999
Gross accounts receivable	135.5	111.9	112.8
Provisions	(4.9)	(3.6)	(4.0)
Net customer receivable	**130.6**	**108.3**	**108.8**
State and Public authorities	29.3	23.9	14.4
Other	48.0	34.7	46.3
TOTAL	**207.9**	**166.9**	**169.5**

All receivables are at less than one year old.

3.6 - Deferred taxes

The breakdown of deferred tax assets and liabilities by timing difference and tax loss category is presented below :

in millions of EUR	Note	DEFERRED TAX ASSETS				
		12-31-2000	Transferred to income	Other chgs.	12-31-2001	12-31-1999
Losses & Deferred depreciation	(4.6)	12.0	1.5	-	13.5	14.0
Real-estate finance lease		7.1	(0.9)	-	6.2	8.2
Equipment finance lease		0.7	(0.1)	-	0.6	1.0
Non-deductible provisions		12.0	(1.3)	0.1	10.8	18.0
Other		7.6	(5.4)	3.6	5.8	5.1
TOTAL		**39.4**	**(6.2)**	**3.7**	**36.9**	**46.3**

in millions of EUR	DEFERRED TAX LIABILITIES				
	12-31-2000	Transferred to income	Other chgs.	12-31-2001	12-31-1999
Real-estate finance lease	8.9	2.7	0.9	12.5	8.4
Valuation differences on buildings	9.4	(2.2)	4.5	11.7	9.5
Other	4.7	1.8	0.7	7.2	4.7
TOTAL	**23.0**	**2.3**	**6.1**	**31.4**	**22.6**

3.7 - Common stock

As of December 31, 2000, common stock comprised 1,480,000 shares with a par value of € 15.24 (100 Francs) each. At December 31, 2001, the capital was composed of 39,028,224 shares of 0.75 € par value.

	Number of shares	Par value	Common Stock	Share premium
At December 31, 2000	1,480,000	100 Frf	148 Mf	-
June1, 2001, conversion of capital to Euros	-	15.24 €	22.6 M€	-
Division of the nominal value of shares from 15,24 € to 0,75 €	28,593,600	0.75 €	-	-
	30,073,600	**0.75 €**	**22.6 M€**	-
Increase in capital*	8,600,000	0.75 €	6.4 M€	167.7 M€
Increase in capital for employees	354,624	0.75 €	0.3 M€	5.5 M€
	39,028,224	**0.75 €**	**29.3 M€**	**173.2 M€**
Costs of IPO, net of tax	-	-	-	(7.1) M€
Transfer to legal reserve	-	-	-	(2.9) M€
At December 31, 2001	**39,028,224**	**0.75 €**	**29.3 M€**	**163.2 M€**

* This capital increase was realised with a premium of 19.5 € per share for a total premium of 173.2 M€. The costs of this operation (7.1 M€ net of tax) was set of against the share premium account. In addition 2.9 M€ was transfered to the legal reserve.

3.8 - Reserves

As of December 31, 2001, consolidated reserves, comprise the legal reserve, prior period retained earnings and translation differences on foreign currencies.

3.9 - Net indebtedness

3.9.1 - Indebtedness

The breakdown of net indebtedness is as follows:

in millions of euros	Note	12-31-2001	12-31-2000	12-31-1999
LONG TERM				
Shareholder Bonds		-	231.3	215.7
Finance Leases	3.9.3	223.0	227.5	256.7
Bank and other debt		184.6	85.6	96.5
TOTAL		*407.6*	*544.4*	*568.9*
SHORT TERM				
Finance Leases	3.9.3	28.0	25.4	24.7
Bank and other debt		16.6	19.7	16.8
Current accounts		(10.8)	(4.9)	(4.4)
TOTAL		*33.8*	*40.2*	*37.1*
Net cash		(62.6)	(42.1)	(24.7)
NET INDEBTEDNESS		***378.8***	***542.5***	***581.3***

(1) Cash positions are offset to show bank balances net of cash pooling agreements in this net indebtedness table as well as the consolidated balance sheet.

The interest rate on average net borrowings was approximately 6.76 % for the year 2001, after hedging.

3.9.2 - Debt maturity analysis

Type of borrowing (in millions of EUR)		< 1 yr	2 to 3 yrs	3 to 4 yrs	4 to 5 yrs	> 5 yrs	Total
Senior Bank Debt	(1)	10.7	13.7	16.8	20.5	83.4	145.1
Real-estate finance-lease borrowings		19.2	19.9	20.3	20.3	145.0	224.7
Equipment finance-lease borrowings		8.8	6.7	4.1	3.3	3.4	26.3
Other borrowings		5.9	4.4	4.7	5.0	36.1	56.1
TOTAL		**44.6**	**44.7**	**45.9**	**49.1**	**267.9**	**452.2**

(1) Borrowings secured by pledging shares of the principal holding companies.

3.9.3 - Finance Leases

in millions of EUR	12-31-2001	12-31-2000	12-31-1999
Real-estate	205.5	210.1	237.1
Equipment	17.5	17.4	19.6
LONG TERM	***223.0***	***227.5***	***256.7***
Real-estate	19.2	16.7	15.5
Equipment	8.8	8.7	9.2
SHORT TERM	***28.0***	***25.4***	***24.7***
TOTAL	***251.0***	***252.9***	***281.4***

The average term of real-estate finance leases is 15 years. 71.2 % of such borrowings are hedged by floating rate agreements.

The average term of equipment finance leases is 5 years. 100 % of these borrowings are hedged by fixed rate agreements. These finance leases mainly concern medical equipment.

Amount payable under finance leases In million of euros	Minimum Lease Payments 12-31-2001	Minimum Lease Payments 12-31-2000	Present Value of Minimum lease payments* 12-31-2001	Present Value of Minimum lease payments* 12-31-2000
Within 1 year	42.2	40.6	40.1	38.7
In the 2nd to 5th year	109.1	111.8	94.5	96.8
After 5 years	194.8	183.4	166.2	135.4
TOTAL	**346.1**	**335.8**	**300.8**	**270.9**
Less future finance charges	95.1	82.9		
Lease obligations	**251.0**	**252.9**		

* Minimum lease have been actualised at 5.5 %

3.9.4 - Changes in indebtedness

(en millions d'euros)	Debt 12-31-2000	Change before Refinancing and IPO	IPO	Refinancing	Debt 12-31-2001
Shareholder bonds	231.3	7.7	(173.2)	(65.8)	0.0
of which : - Interest bearing 8,25 %	*204.3*	*7.7*	*(170.0)*	*(42.0)*	*0.0*
- Non-interest bearing	*27.0*	*-*	*(3.2)*	*(23.8)*	*0.0*
Credit Agreement borrowings	78.7	1.3	-	(80.0)	0.0
New Senior Debt	-	(0.7)	-	145.8	145.1
Other Debt	21.7	23.6	-	-	45.3
Real Estate Finance Leases	252.9	(1.9)	-	-	251.0
TOTAL GROSS DEBT	**584.6**	**30.0**	**(173.2)**	**0.0**	**441.4**
Cash	(42.1)	(20.5)	-	-	(62.6)
TOTAL NET DEBT	**542.5**	**9.5**	**(173.2)**	**0.0**	**378.8**

(1) The change in other debt is explained principally by changes in perimeter.

The introduction of Générale de Santé to the Premier Marché of the French stock exchange was accompanied by new senior bank debt of 183 M€ which was used partially to complete the reimbursement of the old debt (shareholder bonds and bank credit agreement).

3.9.5 - New Senior Bank Debt

On June 8, 2001, the group disposed of a new syndicated bank debt of 183 M€ and the first drawings were realised in three tranches.

- On June 13, 2001 to reimburse the old Credit Agreement of 80 M€.
- On June 27, 2001 42 M€ to contribute to the reimbursement of the 8.25% interest-bearing shareholder obligations
- On July 10, 2001 23.1 M€ to reimburse the non-interest bearing shareholder obligations

The commissions and fees linked to the new financing of 4.2 M€ have increased the effective interest rate, over the life of the debt.

The new syndicated debt is divided in three tranches with different objectives :

New Senior Debt	Financing objective	Available lines	Drawdown 12-31-2001	Repayment
Tranche A	Reimbursement of shareholder obligation and credit agreement	106.7	102.1	06-30-2008
Tranche B	Reimbursement credit agreement and short term financing	45.8	18.5	06-30-2008
Tranche C (Capex)	Financing of investments	30.5	24.5	06-30-2008
TOTAL		**183.0**	**145.1**	

The lines of credit of the syndicated bank debt are remunerated at Euribor plus margin and are reimbursable half-yearly until 2008. The respect of certain ratios determine, from December 31, 2001 the margins applied to tranches A, B and C.

3.9.6 - Marketable securities

The market value of marketable securities reported under assets in the balance as of December 31, 2001 is slightly above their book value.

3.10 - Provisions for contingencies and losses

in millions of EUR	12-31-2000	Charge	Write-back with charge	Write-back no charge	Oth Mvts	12-31-2001	12-31-1999
Provisions for legal disputes	3.9	1.3	(1.5)	(0.8)	0.8	3.7	4.1
Provisions for income tax & other taxes	8.3	1.8	(1.1)	(1.2)	0.2	8.0	6.0
Restructuring provisions	20.3	1.0	(3.7)	(2.3)	(0.1)	15.2	23.3
Provisions for retirement payments	9.6	0.6	(1.1)	-	0.2	9.3	6.2
Other provisions for contingencies and losses	8.1	2.1	(3.0)	(1.2)	(0.3)	5.7	9.4
TOTAL	**50.2**	**6.8**	**(10.4)**	**(5.5)**	**0.8**	**41.9**	**49.0**

Provisions for retirement payments

Commitments were valued on an actuarial basis using a discount rate of 5,5 % and assuming the voluntary departure of employees at the retirement age set by the applicable national collective bargaining agreement.

Restructuring provisions

Restructuring provisions are raised in accordance with the policy detailed in paragraph 1.13 "Accounting policies ".

They mainly concern the three regroupment projects (Paris North, Paris South and Lyon) scheduled for completion by 2002/2003.

3.11 - Accounts payable

in millions of EUR	12-31-2001	12-31-2000	12-31-1999
Accounts payable and related accounts	127.6	103.1	91.6
State & other public authorities	23.6	15.7	12.5
Employee liabilities and related accounts	58.3	52.6	44.9
Other operating liabilities	108.6	59.1	69.9
TOTAL	**318.1**	**230.5**	**218.9**

4. - NOTES TO THE INCOME STATEMENT

4.1 - Net revenues

2001

Following the cancellation by the regulatory authorities of the ceilings on dialysis for the period April 1998 to April 2000 and following the ruling on private rooms TVA, additional revenues of 3.6 M€ and 1.5 M€ respectively were recorded in the year.

2000

The financial statements include additional revenues of 4 M€ received in respect of fiscal year 1999 following the cancellation by the Council of State of the pricing decree of March 15, 1999 providing for a 1.95% price reduction for Acute Care and a 2.05% price reduction for sub-acute care and reeducation.

Furthermore, following the Council of State ruling with regards to VAT on private rooms, additional revenues recorded in respect of prior years amounted to 8.5 M€.

4.2 - Employee expenses

in millions of EUR	12-31-2001	12-31-2000	12-31-1999
Wages and salaries	(334.9)	(293.4)	(261.1)
Social charges	(114.3)	(101.6)	(104.0)
Retirement termination payments	0.2	(1.1)	(1.1)
Employee incentive scheme	(2.0)	(1.3)	(1.1)
Profit-sharing	(4.7)	(5.9)	(4.0)
Share issue discount*	(1.8)	-	-
Interim staff	(13.6)	(9.2)	(4.6)
Other	(0.9)	(1.6)	(0.7)
TOTAL	**(472.0)**	**(414.1)**	**(376.3)**

* Exceptional discount given to employees on the capital increase.

PERSONNEL [(1)]	12-31-2001	12-31-2000	12-31-1999
Executives	1 052	879	860
Supervisory staff	1 538	1 395	1 532
Employees / Workers	13 235	11 711	10 733
TOTAL	**15 825**	**13 985**	**13 125**

[(1)] Weighted average no. of employees

4.3 - Rentals (operating leases)

in millions of euros	12-31-2001	12-31-2000	12-31-1999
Property rentals (operating leases)	(34.8)	(31.6)	(29.5)
Equipment rentals (operating leases)	(6.9)	(6.9)	(6.1)
TOTAL	**(41.7)**	**(38.5)**	**(35.6)**

4.4 - Non-recurring items included in income before tax

in millions of EUR	Note	12-31-2001	12-31-2000	12-31-1999
Restructuring		0.2	(4.3)	(2.8)
Capital gains (losses) on real estate sales		(0.2)	(1.0)	2.5
Capital gains (losses) on sales of investments and subsidiaries	(2.1)	16.1	17.4	-
TOTAL		**16.1**	**12.1**	**(0.3)**

The capital gains concerned principally the sale of 35 % of the capital of Santé et Services SA and 2.5 % of GSMS. In 2000, they concerned principally the sale of Clinique des Bleuets and Groupe Levy.

4.5 - Financial expense

The breakdown of financial expense is as follows :

In millions of euros	12-31-2001	12-31-2000	12-31-1999
Interest on bank debt	(8.0)	(6.0)	(5.0)
Interest on other L.T / S.T borrowings	(2.6)	(1.0)	(1.0)
Interest on real-estate finance leases	(14.0)	(13.0)	(13.0)
Interest on equipment finance leases	(1.1)	(1.0)	(2.0)
Interest rate hedging expenses (net)	(1.5)	(2.0)	(5.0)
Interest on bonds	(7.8)	(16.0)	(14.0)
Sub-Total Interest expense	*(35.0)*	*(39.0)*	*(40.0)*
Financial charges capitalized	1.8	--	
Other	(0.5)	(3.2)	(1.0)
TOTAL	**(33.7)**	**(42.2)**	**(41.0)**

4.6 - Corporate income tax

- Tax regime of Group companies

  The Group includes several tax consolidation structures based around the following companies as of December 31, 2001:

  * Générale de Santé SA,
  * G.S. Cliniques SA,
  * Générale de Santé Médico-Social SAS.

Medijour SA joined the GS Cliniques tax group on January 1, 2001.

- Breakdown of the corporate income tax charge

in millions of EUR	12-31-2001	12-31-2000	12-31-1999
Current tax charge	(11.5)	(6.9)	(4.2)
Deferred tax charge	(8.5)	(8.6)	(1.6)
Corporate income tax	**(20.0)**	**(15.5)**	**(5.8)**

- Analysis of the tax charge

The difference between the corporate income tax rate and the effective tax rate by the Group breaks down as follows :

% of net income from ordinary activities	2001
Standard income tax rate	36.4
Impact of tax rates different from the standard rate	(2.4)
Deferred tax on prior year tax losses	(1.4)
Deferred tax assets not recognized on current year tax losses	1.4
Permanent differences between accounting and taxable income	3.4
Effective Group tax rate on income from ordinary activities	**37.4**

- Losses available for carry forward and tax credits

	12-31-2001		12-31-2000		12-31-1999	
in millions of EUR	Base	Potential tax savings (a)	Base	Potential tax savings (a)	Base	Potential tax savings (a)
Losses available for offset up to 2002-2006	14.9	5.3	19.0	7.0	26.0	10.0
Deferred tax depreciation	34.5	12.2	27.0	9.0	32.0	12.0
Tax losses carried forward	**49.4**	**17.5**	**46.0**	**16.0**	**58.0**	**22.0**
Deferred tax assets not recognized	(11.4)	(4.0)	(12.0)	(4.0)	(20.0)	(8.0)
Deferred tax assets recognized	**38.0**	**13.5**	**34.0**	**12.0**	**38.0**	**14.0**

(a) Income tax rate used: 35.433 %

4.7 - Earnings per share

in millions of euros	12-31-2001	12-31-2000	12-31-1999
Net income (in millions of EUR)	**20.8**	**20.0**	**5.5**
Average number of shares	34 776 812	1 480 000	1 480 000
Earnings per share (in EUR)	**0.60**	**13.51**	**3.72**
Diluted earnings per share (in EUR)	**0.60**	**13.51**	**3.72**

	Number of shares	Number of days	Weighted average number of shares
At December 31, 2000	1 480 000	-	-
Division of the nominal value from 15.24 € to 0.75 €	28 593 600	-	-
	30 073 600	**365**	**30 073 600**
Increase in capital	8 600 000	192.5	4 535 616
Increase in capital reserved for employees	354 624	172.5	167 596
At December 31, 2001	**39 028 224**	**-**	**34 776 812**

5. - Business and geographical segments

5.1 – Business segments

(in millions of euros)	2001 Hospital Care	2001 Nursing Homes	2001 Other	2001 TOTAL	2000 Hospital Care	2000 Nursing Homes	2000 Other	2000 TOTAL	1999 Hospital Care	1999 Nursing Homes	1999 Other	1999 TOTAL
REVENUES	820.2	103.7	70.8	994.7	754.0	85.5	62.9	902.4	722.7	72.4	50.6	845.7
Inter segment				(19.5)				(17.4)				(35.0)
TOTAL				975.2				885.0				810.7
RESULTS												
EBITDA	109.1	17.7	1.4	128.2	108.8	15.1	3.3	127.2	101.4	12.9	(0.2)	114.1
Depreciation	(52.6)	(5.2)	(2.4)	(60.2)	(48.8)	(4.3)	(2.3)	(55.4)	(47.9)	(3.9)	(2.0)	(53.8)
SEGMENT RESULT	56.5	12.5	(1.0)	68.0	60.0	10.8	1.0	71.8	53.5	9.0	(2.2)	60.3
Net Non recurring items				16.1				12.1				(0.3)
Finance costs				(30.7)				(39.3)				(40.0)
PROFIT BEFORE TAX				53.4				44.6				20.0
Income tax				(20.0)				(15.5)				(5.8)
PROFIT AFTER TAX				33.4				29.1				14.2

(in million of euros)	12-31-2001 Hospital Care	12-31-2001 Nursing Homes	12-31-2001 Other	12-31-2001 TOTAL	21-31-2000 Hospital Care	21-31-2000 Nursing Homes	21-31-2000 Other	21-31-2000 TOTAL	21-31-1999 Hospital Care	21-31-1999 Nursing Homes	21-31-1999 Other	21-31-1999 TOTAL
ASSETS												
Segment assets	863.8	140.6	25.3	1 029.7	769.9	104.7	22.0	896.6	781.0	97.6	25.6	904.2
Investments in Associates	16.0	4.7	1.6	22.3	15.6	5.3	2.5	23.4	14.2	2.7	1.5	18.4
Unallocated				73.4				47.0				29.1
TOTAL ASSETS				1 125.4				967.0				951.7
LIABILITIES												
Segment Liabilities	323.8	38.3	29.3	391.4	256.3	26.7	20.7	303.7	254.5	20.7	15.3	290.5
Unallocated				734.0				663.3				661.2
TOTAL LIABILITIES				1 125.4				967.0				951.7
OTHER INFORMATION												
Capital additions	107.6	15.1	3.2	125.9	83.7	7.7	2.4	93.8	77.2	2.9	1.7	81.8

5.2 - Geographical segments

In millions of euros	REVENUES 2001	2000	1999
France	931.8	857.1	786.9
Italy	11.4	11.0	9.9
Canada	16.9	16.9	13.9
South America	15.1	0.0	0.0
Total	**975.2**	**885.0**	**810.7**

6. - Financial commitments and other information

6.1 - Off-balance sheet commitments

In the context of the new Senior bank Debt the group is committed to pledge the shares of its principal holding companies (Compagnie Générale de Santé, Générale de Santé Cliniques, Immobilière de Santé, Médifutur, Médijour, GSMS and Généridis)

In addition Générale de Santé SA has agreed to block its current accounts with Compagnie Générale de Santé, Générale de Santé Cliniques, Immobilière de Santé; these total 225 M€.

The pledges on the other Group company shares were lifted with the early reimbursement of the Credit Agreement on June 13, 2001.

- GUARANTEES, DEPOSITS GIVEN .... **M€ 128.1**
- GUARANTEES, DEPOSITS RECEIVED .... **M€ 79.6**
  - Guarantees received under contracts .... M€ 7.8
  - Other bank guarantees received .... M€ 21.3
  - Other guarantees received .... M€ 50.5
- WARRANTIES .... **M€ 12.3**

- The group generally benefits from warranties **received** as part of the acquisition of health companies .... M€ 1.5 + (*)

- PURCHASE COMMITMENTS .... **M€ 31.1 + (*)**
  - Unilateral commitments to purchase securities (price is determined) .... M€ 4.5
  - Commitments to purchase securities (reciprocal and unilateral) (price can be determined) .... M€ 26.2 + (*)
    - Miscellaneous transactions .... M€ 2.0
    - involving two transactions (estimated price) .... M€ 24.2

- GSS Canada .... (*)

- Commitments to purchase other assets .... M€ 0.4

- **SALES COMMITMENT FOR SECURITIES AND OTHER ASSETS** .... **M€ 48.7**
  - Share allotment commitment (shares with share subscription warrants attached) ..... M€ 1.5
  - Miscellaneous commitments to sell securities .... M€ 39.3
  - Commitments to sell other assets .... M€ 7.9

- **COMMITMENTS OF PARTNERS WITHIN PARTNERSHIPS** .... **M€ 3.8**

- (*) Commitments given or received where future value is based on data currently unknown, notably valuations based on future multiples of revenues or EBITDA.

AGREEMENT WITH ELIOR GROUP

Under the terms of an agreement to sell Services & Santé to Elior, in 1999, Générale de Santé may sell:

A first part of 35% of the capital of Services & Santé to Elior at any time within five years from 1999 and the balance within five years of this first sale.

The sale of the first 35% took place in the first half of 2001.

AGREEMENT WITH SAGESSE GROUP

Following the acquisition by Sagesse of 2.5% of the capital of GSMS in the first half of 2001, Générale de Santé holds 50% plus one share of GSMS and Sagesse 50% less one share of GSMS.

In a separate sale promise for one share dated June 22, 2000 granted by Générale de Santé, Sagesse could bring its holding in GSMS to exactly 50% by acquiring the share. This sale promise is granted until June 30, 2008 and can be excercised in the case of disagreement on the choice of President or if one of the parties decides to sell shares of GSMS to a third party. The sale price has been fixed at 76.22 €. (500 FF).

FINANCIAL INSTRUMENTS

Générale de Santé uses only hedging instruments. These are interest rate swaps to hedge variable rate debt against interest rate increases. The average rate of the swaps is 5 %. As a result of these swaps the Group has little exposure to market rate fluctuations.

Before hedging, the variable rate debt exposed concerns:

- 100% of the new senior bank debt,
- 71.2% of finance leases on property.

After hedging, the variable rate debt exposed concerns:

- 23% of finance leases on property,
- The new senior bank debt is entirely covered.

Other debt is not exposed to interest rate fluctuations.

The affectation of interest hedging presented in the table below take into account the type of debt to be covered (senior bank debt and finance leases on property) and takes into account the borrowing companies.

With the new senior bank debt, Générale de Santé SA has become a borrower (partial drawdown of tranche A) to allow the refinancing of shareholder obligations which has led to the re-affectation of the hedging on this company.

This affectation facilitates the satisfaction of the obligation of the contract to cover 100% of tranche A for 2 years.

Interest rate hedging per company is as follows :

Interest rate hedging for the period ended December 31, 2001 (in millions of EUR)

Hedging	Total	Affected to Senior Debt		Affected to Finance Leases	
		Amounts	Years	Amounts	Years
Générale de Santé swaps	115.9	115.9	2	--	--
G.S. Cliniques swaps	15.2	15.2	3	--	--
Immobilière de Santé swaps	116.8	14.0	1	102.8	2
Médifutur swaps	6.0	--	--	6.0	5
TOTAL	253.9	145.1	--	108.8	--

At December 31, 2001 the exit value (total sale of the swap contracts) based on market references at that date would amount a loss of 4.2 M€.

The exit of these swaps would reduce the financial charges on variable rate debt for a net gain of 3 M€, based on market references at December 31, 2001.

- **OTHER COMMITMENTS RECEIVED**

- Confirmed loans not used .... M€ 35.3
  - for equipment finance leases .... M€ 2
  - for the new senior bank debt .... M€ 33.3

6.2 - Information on related-party transactions

There were no significant transactions with related parties.

6.3 - Remuneration of Administrators

The remuneration of the Administrators in 2001 amounted to 0.66 M€.

APPENDIX 1

LIST OF THE MAIN CONSOLIDATED COMPANIES

(CONTRIBUTION TO CONSOLIDATED NET REVENUES OF MORE THAN 1 M€)

HOSPITAL CARE AND SERVICES

COMPANY	% Interest	% Control
Fully consolidated		
Générale de Santé Cliniques SA	94.62	94.62
Clinique de l'Oasis SA	94.61	99.99
Clinique du Parc - Saint-Lazare SA	94.59	99.97
Société du Scanner de Lyon Saint-Jean SARL	47.29	50.00
Clinique du Landy SA	94.54	99.92
Polyclinique de Bois Bernard SA	94.14	99.49
Clinique Sourdille SA	94.49	99.87
Polyclinique de Savoie SA	94.20	99.56
Clinique Kennedy	92.05	97.29
Clinique du Parc SA	94.07	99.42
Clinique du Lac et d'Argonay SA	93.40	98.72
Hôpital Privé Armand Brillard SNC	94.62	100.00
Clinique Saint-Martin SA	89.98	100.00
Clinique Médico-chirurgicale et Obstréticale Le Petit Colmoulins SA	93.81	99.14
Société de Gestion du Sanatorium Régina SARL	94.62	100.00
Séréna SARL	94.62	100.00
Clinique Monticelli SA	94.61	99.99
Polyclinique Saint-Joseph SA	94.58	99.96
Clinique Hartman	94.62	100.00
IRM Hartman	62.46	66.02
Clinique d'Aulnay	94.62	100.00
Clinique Chenôve	55.56	58.72
Clinique Fougères	94.62	100.00
Médijour S.A.	94.86	100.00
Clinique Chirurgicale Dautancourt SA	94.82	99.96
Clinique Sainte-Marthe SA	94.73	99.87
H.P. Claude Galien	94.86	100.00
Clinique Chirurgicale de Vitry SA	94.86	100.00
C.H.P. Clairval	94.86	100.00
Imagerie de Clairval	94.82	99.96
Institut Jacques Cartier	94.18	99.29
Clinique de Bois de Verrières	94.18	99.29
Clinique des Vallées SA	92.77	99.99
L'Angio - Service Intercliniques d'Imagerie Médicale SA	47.40	50.00
Clinique de Fontaine SA	93.48	98.55
Polyclinique Sévigné SA	91.92	96.90
Société d'Exploitation de la Clinique Vignoli SA	94.38	99.50
Clinique de la Crau SARL	94.86	100.00

Clinique Jeanne d'Arc SA (Lyon)	94.78	99.92
Clinique Sainte-Anne Lumière SA	94.50	99.91
Clinique Tourny SA	94.85	99.99
Clinique Sainte Isabelle	94.70	99.83
Polyclinique d'Aguiléra SA	93.71	98.79

APPENDIX 1

LIST OF THE MAIN CONSOLIDATED COMPANIES

(CONTRIBUTION TO CONSOLIDATED NET REVENUES OF MORE THAN 1 M€)

HOSPITAL CARE AND SERVICES

COMPANY	% Interest	% Control
Fully consolidated		
Médifutur SA	94.62	100.00
Clinique de la Défense SA	94.60	99.99
Société Anonyme d'Exploitation de la Clinique des Maussins	94.59	99.98
Clinique Sainte-Marie SA	93.47	98.79
Sté d'exploitation Cl. des Hauts de Seine à Chatenay Malabry SARL	92.78	98.06
Polyclinique Jeanne d'Arc SA	94.55	99.93
Clinique Pasteur SA	94.61	99.99
Clinique Chirurgicale du Docteur Convert SA	94.40	99.77
Clinique Jouvenet Centre de Chirurgie Osseuse et Orthopédique SA	94.53	99.89
Clinique Herbert SA	94.61	99.99
Clinique du Bois d'Amour EURL	94.62	100.00
Clinique de l'Orangerie SA	94.60	99.99
Centre Hospitalier Privé Saint-Martin - Caen - SA	94.62	100.00
Hôpital Privé Antony	94.62	100.00
Dynamis SA	94.85	100.00
Les Rosiers SA	94.74	99.88
Sogesk SA	94.74	99.88
Les Genêts SA	95.07	99.97
Clinique Médicale et Diététique de Belloy-en-France SA	94.81	99.96
Clinique Saint-Barnabé SA	62.60	66.00
Centre de Rééducation de Bazincourt	94.82	99.96
La Résidence SA	94.82	99.97
Centre Européen de Rééducation du Sportif SA	94.82	99.96
Centre Européen de Rééducation du Sportif Saint Raphaël	94.85	100.00
Clinique Les Sorbiers SA	94.67	99.80
Clinique Choffe SA	94.85	100.00
Médipsy SA	94.60	99.98
Clinique Eugénie	94.57	99.98
Clinique de la Roseraie SA	94.56	99.96
Clinique de l'Ange Gardien SNC	94.60	100.00
Maison de Santé Perreuse SA	90.62	95.79

Clinique du Moulin SA	94.59	99.99
Clinique de l'Auzon SA	91.84	97.17
Clinique d'Yveline SA	94.51	99.98
Clinique de l'Espérance SA	94.58	99.98
Clinique Mon Repos SA	94.57	99.97
Clinique de Notre Dame de Pritz SARL	94.60	100.00
Clinique de Freschines SA	93.07	98.40
Clinique Belle Allée SA	94.10	99.50
Clinique Psychiatrique du Parc SA	94.58	99.98
Clinique de l'Escrébieux SA	89.87	95.00
Clinique Saint-Martin SA	94.50	99.90
Clinique Mont du Forez	94.57	99.97
Clinique Pen Al Dalar	94.51	99.99

APPENDIX 1

LIST OF THE MAIN CONSOLIDATED COMPANIES

(CONTRIBUTION TO CONSOLIDATED NET REVENUES OF MORE THAN 1 M€)

HOSPITAL CARE AND SERVICES

COMPANY	% Interest	% Control
Fully consolidated		
Généridis SA	94.41	99.78
Iridis Nord SA	94.26	99.84
Centre de Radiothérapie de Ris Orangis SARL	94.41	100.00
Centre de Radiothérapie Jeanne d'Arc Sauvegarde SA	94.31	99.92
Centre de Radiothérapie de la Roseraie SA	61.36	64.99
Centre de Radiothérapie Beauregard SA	51.89	54.96
Iridis Marseille	94.33	99.92
Iridis Lausanne	84.68	89.70
Générimed	62.38	66.00
Clinique Saint-Jean SA	94.59	99.97
Société d'Exploitation de Radiothérapie Saint-Jean SA	94.39	99.98
Société d'Exercice Libéral de Directeurs et Directeurs Adjoints de Laboratoires d'Analyses de Biologie Médicale BIO CP	99.92	99.92
Casa Santa Rita	92.61	92.61
Casa Di Cura Rugani	100.00	100.00
GSD IM	100.00	100.00
Proportional		
Générale de Bourgogne	46.73	50.00
Groupe G.S.S. LA (incluant les activités du Chili et du Vénézuéla)	20.26	50.00

APPENDIX 1

LIST OF THE MAIN CONSOLIDATED COMPANIES
(CONTRIBUTION TO CONSOLIDATED NET REVENUES OF MORE THAN 1 M€)

CARE AND SERVICES FOR SENIOR CITIZENS

COMPANY	% Interest	% Control
Fully consolidated		
Générale de Santé Médico-social SA	50.00	50.01
Compagnie Suresnes Longchamp SA	49.96	50.01
Eleusis SA	50.00	50.01
Sogemar SA	49.95	50.01
SNC Immobilière G.S.P.	50.00	50.01
Domus Vivendi Les Jardins de Brunoy	50.00	50.01
Thémis Les Jardins d'Automne	49.92	50.01
Tiers Temps St Maur	49.99	50.01
Société des Hôtels et Résidences Médicalisées du Tiers Temps SA	50.00	50.01
Tiers Temps Paris	49.80	50.01
La Colombière Tiers Temps Brunoy SARL	49.92	50.01
Tiers Temps Saint-Quentin SARL	50.00	50.01
Résidence Mélodies SA	50.00	50.01
Tiers Temps Nevers SARL	49.99	50.01
Tiers Temps Evreux SARL	50.00	50.01
Tiers Temps Reims SARL	49.98	50.01
Tiers Temps Compiègne SARL	49.99	50.01
Tiers Temps Rouen SARL	49.50	50.01
Tiers Temps Maisons-Alfort SA	49.99	50.01
Tiers Temps Cannes SA	50.00	50.01
Tiers Temps Aix Les Bains	49.98	50.01
Les Jardins Sormiou	50.00	50.01
Tiers Temps Bicêtre	50.00	50.01
Sogelor SA	50.00	50.01
Château de Chaille SNC	50.00	50.01
Villa Caroline SNC	50.00	50.01
Résidence des Carmes SNC	50.00	50.01
Résidence des Remparts SNC	50.00	50.01
Proportional		
Groupe Mieux Vivre	25.00	50.00
Gle de Services Santé Holding (Canada)	50.00	50.00
Groupe Gle de Santé Services NA (Canada)	33.77	50.00

APPENDIX 1
LIST OF THE MAIN CONSOLIDATED COMPANIES
(SOCIAL NET REVENUES OF MORE THAN 4 M€)
OTHER

COMPANY	% Interest	% Control
Fully consolidated		
Compagnie Générale de Santé	100.00	100.00
Services & Santé	51.00	51.00
Société Française de Gestion Hospitalière SA	51.00	51.00
Téléservice Santé SA	51.00	51.00
Santé Boutique SA	51.00	51.00
G.S.Development International (U.K.)	100.00	100.00

SUPPLEMENTARY NOTES [4]

- Note relating to paragraph 3.9.5. regarding the new senior bank debt:

The Group is subject to loan covenants with regard to the following financial ratios:

- EBITDA / Financial expense
- Net indebtedness / Equity
- Net indebtedness / EBITDA

All of the limitations imposed upon these ratios were respected at December 31, 2001.

- Note relating to paragraph 6.1 Off-balance sheet commitments:

- Guarantees provided in the amount of €128.1 million. This amount breaks down as follows:

  - Future rent guarantees following the pre-completion sale of real estate owned by the Lyons *regroupement* (several institutions that have been combined to achieve optimal efficiency and management control) with a value of €40.4 million
  - Completion guarantees for a clinic construction project (Southern Paris *Regroupement* Project) of €41.5 million
  - Other: €46.2 million

- Agreement with Elior Group:

Compagnie Générale de Santé (CGS) made a unilateral commitment to sell 51% of the capital of Services et Santé (SES) to Avenance S.A. (a subsidiary of Elior). This commitment may be executed by Avenance, on its own initiative, during the three months preceding the expiry of a five-year period commencing on June 29, 2001 when Avenance acquired 35% of the capital of SES.

[4] This additional information supplements the financial statements approved by the shareholders' general meeting of June 7, 2002

The commitment contains an option whereby CGS may seek anticipatory execution. Should Avenance refuse to accept CGS's offer to sell the 51%-stake in SES, the commitment automatically becomes null and void.

Repurchase option with regard to the 35%-stake in SES: should Avenance decide against acquiring the additional 51% of SES's capital stock (i.e. if it waives its option of requesting that CGS execute its commitment to sell the balance at the end of the five-year period or waives its right to seek anticipatory execution of the commitment by CGS under the terms of the aforementioned option), CGS may request Avenance to transfer title to it of the 35%-interest belonging to Avenance, and under such circumstances, Avenance would be irrevocably bound by the demand made to it by CGS. The transfer price of the 35%-stake would be fixed at 90% of the price paid by Avenance for the acquisition of the shares in June 2001. Should CGS's commitment to sell the shares to Avenance SA be executed, Générale de Santé would expect to record a capital gain considering the transfer price calculation method.

2. SUMMARIZED PARENT COMPANY FINANCIAL STATEMENTS AND MANAGEMENT REPORT

GENERAL STATUTORY AUDITORS' REPORT

Annual statutory accounts

Year ended December 31, 2001

As statutory auditors appointed by the Shareholders' General Meeting, we present below our report for the year ended December 31, 2001, on:

- our audit of the accompanying annual accounts of Générale de Santé SA ('Company'), presented in euros,
- the specific procedures and disclosures prescribed by law.

These annual accounts are the responsibility of the Company's management. Our responsibility is to express an opinion on these accounts based on our audit.

1. <u>OPINION ON THE ANNUAL ACCOUNTS</u>

We conducted our audit in accordance with French generally accepted accounting principles. These principles require that we plan and perform the audit to obtain reasonable assurance about whether the annual accounts are free from material misstatement. An audit includes examining on a test basis evidence supporting the amounts and disclosures in the annual accounts. An audit also includes assessing the accounting policies and significant estimates made in the preparation of the accounts, as well as assessing the overall presentation of the accounts. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the annual accounts referred to above, prepared in accordance with French generally accepted accounting principles, present fairly, in all material aspects, the financial position of the Company as of December 31, 2001 and the results of its operations for the year then ended.

2. VERIFICATIONS AND SPECIFIC INFORMATION

We also carried out the specific procedures prescribed by French law in accordance with French professional standards.

We have nothing to report with respect to the fairness of the information contained in the board of directors' Management Report and its consistency with the annual accounts and other information presented to shareholders concerning the financial position and the annual accounts.

In accordance with French law, we have ensured that the required information concerning the identity of the principle shareholders and voting rights have been properly disclosed in the Management Report.

Paris and Neuilly, May 15, 2002

The Statutory Auditors

RSM Salustro Reydel

Henri Baetz François Caubrière

Deloitte Touche Tohmatsu

Tristan Guerlain

MANAGEMENT REPORT ON THE RESULTS OF THE PARENT COMPANY

Key Events in 2001

The highlight of the year was Générale de Santé's IPO on the Euronext Paris *Premier Marché* on June 20, 2001.

The following table charts the step-by-step impact on Générale de Santé's capital structure:

	Number of shares	Par value	Capital stock	Share premium
At December 31, 2000	1,480,000	100 F	148 MF	-
June 1, 2001, conversion of capital stock into euros	-	15.24 €	22.6 M€	-
Stock split reducing the nominal value from €15.24 to €0.75	28,593,600	0.75 €	-	-
	30,073,600	**0.75 €**	**22.6 M€**	-
June 19, 2001, increase in capital stock	8,600,000	0.75 €	6.4 M€	167.7 M€
July 10, 2001, capital increase: employees only	354,624	0.75 €	0.3 M€	5.5 M€
*	**39,028,224**	**0.75 €**	**29.3 M€**	**173.2 M€**
IPO costs	-	-	-	(11.4) M€
Allocation to the legal reserve deducted from issue premium	-	-	-	(2.9) M€
At December 31, 2001	**39,028,224**	**0.75 €**	**29.3 M€**	**158.9 M€**

On June 1, 2001, following the decision of the Extraordinary General Meeting, the company previously known as "Santé 1" changed its registered name to become "Générale de Santé".

This Meeting decided to transform the company's legal form (previously a *Société par Actions Simplifiées*, or 'SAS') into a *Société Anonyme* limited corporation and modified its Articles of Incorporation with a view to having its shares admitted to the Euronext Paris *Premier Marché.*

On June 19, 2001, the Board of Directors decided to increase the capital stock by issuing 8,600,000 new shares with a par value of €0.75 and an issue premium of €19.5 per share.

The total proceeds of the capital increase came to €174.1 million.

On June 20, 2001, the company made its début listing on the Euronext Paris *Premier Marché*. The IPO costs were deducted from the share premium account in the amount of €11.4 million.

On July 10, 2001, the Board of Directors decided to carry out a capital increase via the issue of 354,624 new shares with a value of €0.75 reserved members of the Générale de Santé enterprise savings program, with an issue premium of €15.45 per share. The total amount of the capital increase came to €5.8 million, including the share issue premium.

Furthermore, €2.9 million was deducted from the share issue premium account and allocated to the legal reserve.

At the same time as Générale de Santé's IPO, the Group arranged a new senior bank debt facility of €183 million, of which €62.8 million has been drawn down.

This new financing facility together with the proceeds from the capital increase enabled the company to redeem all of the outstanding shareholders' bonds, totaling €231.3 million. In parallel with this Générale de Santé Cliniques and Immobilière de Santé redeemed all of the bonds that had been issued to Générale de Santé, with a total value of €247.2 million.

Corporate activity

Générale de Santé is empowered to carry out any financial activity, either directly or via a third-party, for its own purposes or on behalf of a third party.

It is the parent company of a Group of subsidiaries that carries out all of its activities in the following sectors:

- Hospital Care;
- Nursing Homes.

The Group's outlook is discussed in the Management Report.

Other investments

Since June 1997 Générale de Santé has owned 100% of the shares in the Compagnie Générale de Santé (CGS). No other equity stakes were acquired in 2001.

The activity of CGS is identical to that of its parent company.

Results

Operating revenues rose to €13.5 million from €0.5 million in the prior year. 2001 operating revenues mainly comprise IPO expense transfers which were deducted from the share premium account.

The operating loss widened from €3.3 million in 2000 to €7.2 million in 2001, owing to the costs of Générale de Santé's IPO on the Euronext Paris *Premier Marché* .

The net financial income of €4.7 million versus €3.2 million in the prior year is chiefly attributable to the absence of interest expense on the shareholder bonds in the second half of 2001.

The pre-tax loss was €2.5 million, compared with €0.1 million for the prior year.

Corporate Income Tax (CIT) came to €5.9 million, compared with €4.8 million in the prior year. Générale de Santé's tax consolidation regime enabled it to obtain a CIT reduction of €7.2 million, up from €6.4 million in 2000 The difference between the CIT and the CIT reduction corresponds to Générale de Santé SA's own CIT charge.

Net income for the year ended December 31, 2001 came to €3.4 million, down from €4.7 million in 2000.

The other obligatory legal disclosures are presented in the "General information" chapter of the annual report.

SUMMARIZED INCOME STATEMENT - In millions of euros	2001	2000	1999
Operating revenues	13.5	0.5	0.6
Operating expenses	(17.7)	(0.8)	(0.7)
Net depreciation and amortization charge	(3.0)	(3.0)	(3.0)
Operating loss	**(7.2)**	**(3.3)**	**(3.1)**
Financial income	18.4	19.9	20.5
Financial expenses	(13.7)	(16.7)	(17.6)
PRE-TAX LOSS	**(2.5)**	**(0.1)**	**(0.2)**
Corporate income tax (CIT)	5.9	4.8	-
NET INCOME	**3.4**	**4.7**	**(0.2)**

SUMMARIZED BALANCE SHEETS - In millions of euros	31-12-2001	31-12-2000	31-12-1999
ASSETS			
Long-term investments (Loans)	-	247.2	228.3
Accounts receivable	4.9	8.8	6.7
Short-term financial receivables	259.0	-	-
Marketable securities and cash	-	1.0	0.9
TOTAL ASSETS	**263.9**	**257.0**	**235.9**
LIABILITIES AND SHAREHOLDERS' EQUITY			
Common Stock	29.3	22.6	22.6
Share premium accounts + Reserves	161.8	(4.7)	(4.5)
Net income for the period	3.4	4.7	(0.2)
Shareholder Bonds	-	231.3	215.7
Long-term bank debt	63.1	-	-
Accounts payable	6.1	1.6	-
Short-term borrowings	0.2	1.5	2.3
TOTAL LIABILITIES & SHAREHOLDERS' EQUITY	**263.9**	**257.0**	**235.9**

Net assets at December 31, 2001 - millions	euros
Common stock	29.3
Share premium account	158.9
Legal reserve	1.0
Legal reserve i.r.o. net LT capital gains	1.9
Net income for the period	3.4
Total before appropriation	**194.5**

Proposed appropriation of earnings - millions	euros
The Board proposes that the shareholders' general meeting make the following appropriation:	
Net income for the period	3.4
Total available for distribution	3.4
to be distributed as follows:	
to the special reserve account for LT capital gains	3.4
TOTAL	**3.4**

Financial results for the previous five fiscal years In thousands of euros	2001	2000	1999	1998	1997
1 - Financial position at the end of the year					
Common stock	29,271	22,562	22,562	22,562	22,562
Number of shares outstanding	39,028,224	1,480,000	1,480,000	1,480,000	1,480,000
Number of bonds convertible into shares	---	---	---	---	---
2 - Operations and results for the year					
Net revenue	---	---	---	---	---
EBITDA	440	2,854	2,829	2,494	(1,082)
Corporate income tax reduction	5,957	4,814	18	---	---
Amortization and depreciation charge	(2,985)	(2,985)	(2,986)	(2,986)	(2,940)
Net income (loss)	3,412	4,683	(139)	(492)	(4,022)
Distributed earnings	---	---	---	---	---
3 - Earnings and dividend per share (in euros)					
Earnings after tax, but before depreciation and amortization	0.16	5	2	2	(1)
Earnings after tax, depreciation and amortization	0.09	3	---	---	(3)
Net dividend	---	---	---	---	---
4 - Employees					
Number of employees	1	1	1	1	---
Amount of total payroll paid in respect of social benefits (Social Security, welfare bodies, etc.)	88	87	83	78	---

SUBSIDIARIES AND ASSOCIATED ENTITIES (in millions of euros)
Fiscal year January 1 - December 31, 2001

Subsidiaries and Associated entities	Capital	Reserves and Retained Earnings	% Capital held	Book value of shares held (gross)	Book value of shares held (net)	Loans and advances granted by the Company	Guarantees granted by the Company	Net Revenues excl. VAT for the most recently ended fiscal year	Net income for the most recently ended fiscal year	Dividends received during the fiscal year
A. DETAILED INFORMATION CONCERNING THE SUBSIDIARIES AND ASSOCIATED ENTITIES										
1. Subsidiaries (more than 50% of the common stock held)										
• C.G.S.	137.8	16.6	100	-	-	258.8	-	2.0	15.1	-
2. Associated entities (10% to 50% of the common stock held)										
SUBTOTAL A	*137.8*	*16.6*	-	-	-	*258.8*	-	*2.0*	*15.1*	-
B. OVERALL INFORMATION CONCERNING THE OTHER SUBSIDIARIES AND ASSOCIATED ENTITIES										
1. Subsidiaries not represented in A										
a) French	-	-	-	-	-	-	-	-	-	-
SUBTOTAL B	-	-	-	-	-	-	-	-	-	-
TOTAL A + B	137.8	16.6	-	-	-	258.8	-	2.0	15.1	-

SPECIAL STATUTORY AUDITORS' REPORT ON REGULATED AGREEMENTS

Générale de Santé, fiscal year ended December 31, 2001

In our capacity as Statutory Auditors, we hereby report to shareholders on regulated agreements.

Our responsibility does not include identifying any undisclosed agreements. We are required to report to shareholders, based on the information provided to us, about the main terms and conditions of agreements that have been disclosed to us, without commenting on their relevance or substance. Under the provisions of Article 92 of the Decree of March 23, 1967, it is the responsibility of shareholders to determine whether these agreements are appropriate and should be approved.

We hereby inform you that no agreements falling under the provisions of Article L 225-38 of the French Code of Commerce were made during the fiscal year under review.

Moreover, pursuant to the Decree of March 23, 1967, we were informed that the execution of the following agreements that were approved during previous fiscal years, continued during the year under review.

Loans granted

Under the terms of the refinancing operations carried out on July 2, 1997 as specified by the Credit Agreement (subsequently modified by the Amendment Agreement and the Intercreditor Amendment Agreement), the company granted the following principal loans, granted for a period of fifteen years, repayable on maturity and accruing interest at the rate of 8.25% per annum (millions of euros):

- Générale de Santé Cliniques 140.9
- Immobilière de Santé 52.9

The corresponding interest income recognized in 2001 came to (millions of euros):

- Générale de Santé Cliniques 6.9
- Immobilière de Santé 2.7

This agreement expired at the end of June 2001, following the integral reimbursement of these loans and of the corresponding accrued interest.

General mandate granted to the company under the Credit Agreement

Moreover, under the terms of the Credit Agreement dated July 2, 1997, for a total amount of FRF 1,150 million, the signatories of this credit agreement contracted obligations in their capacity of guarantors and/or borrowers.

In 1997, the main obligations incumbent on the companies concerned led to a general mandate being granted to SANTÉ 1 SAS, now known as GÉNÉRALE DE SANTÉ SA, to act on its own behalf and in its own name for the purposes of the Credit Agreement and to a series of guarantees (share guarantees and pledges) being made in favor of the banks in order to guarantee the corresponding commitments of all the company's subsidiaries.

This mandate granted to SANTÉ 1 SAS was not implemented during fiscal year 2001, as in 1997 each of the borrowers had signed the Credit Agreement directly with the lender.

Moreover, this agreement was terminated at the end of June 2001, when a new Group financing structure was set up.

We conducted our review in accordance with French professional standards. Those standards require that we carry out the necessary procedures to verify the consistency of the information disclosed to us with the source documents.

Neuilly sur Seine and Paris, May 15, 2002
The Statutory Auditors

Deloitte Touche Tohmatsu
Tristan Guerlain

RSM Salustro Reydel
Henri Baetz François Caubrière

Proposed resolutions submitted to the Ordinary Annual General Meeting of June 7, 2002

First resolution

The Annual General Meeting, having reviewed the Management Report and the Statutory Auditors' general report, approves the balance sheet at December 31, 2001, the income statement for the year then ended and the notes to the financial statements, as presented to it, in addition to the transactions reflected in the accounts which were summarized in these reports.

The Annual General Meeting notes that pursuant to Article 223 *quater* of the French General Tax Code, no commitments were made with regard to expenses falling under the provisions of Article 39-4 of the said Code.

Consequently, the Annual Meeting for the year ended December 31, 2001 grants the company's management and all of its directors and the chairman of the board of directors full discharge (for the period that the company operated under the legal form of a *Société par Actions Simplifiée*).

Second resolution

The Annual Meeting, having reviewed the Management Report, approves the proposal of the board of directors and decides to appropriate the earnings for the year of €3,411,837.81 in the following manner: entirely appropriated to the special reserve account for long-term gains: €3,411,837.81.

Moreover, in order to ensure that the special reserve for long-term gains complies with the current French tax provisions, €1,937,341.84 is deducted from the legal reserve that has been constituted over previous years. After this appropriation, the company's equity totals €194,526,281.88.

In accordance with the law, the Annual Meeting confirms that no dividend has been distributed in respect of the previous three fiscal years.

Third resolution

The Annual Meeting, having reviewed the Management Report and the Statutory Auditors' General Report, approves the consolidated financial statements for the period ended December 31, 2001, as presented to it.

Fourth resolution

The Annual Meeting, having reviewed the Special Statutory Auditors' Report on agreements falling under Articles L. 227-10 and L. 225-38 of the French Code of Commerce, approves each of the agreements presented in the report.

Fifth resolution

The Annual Meeting decides to authorize the board of directors to carry out transactions in the shares of the company, subject to the condition that an information note has been lodged with the COB and has been granted the COB's visa, and subject to the limit of 10% of the number of shares comprising the common stock, pursuant to Article L. 225-209 of the French Code of Commerce, namely 3,902,822 shares, with a view to:

- purchase or sell shares in the company based on market conditions;
- stabilize the share price of the company;
- grant shares in the company to employees under their company expansion participation plan or an enterprise savings plan;
- keep any shares in the company that have been purchased, sell them, or more generally transfer them by any legally valid means available, notably by carrying out the exchanges or deposits of these shares, *inter alia* during the course of external growth transactions, or following the issue of marketable securities granting access to the company's share capital or where an active financial management policy is implemented by the company;

The purchase of shares and their disposal or transfer may be carried out in one or more stages, at any time, and where applicable, during a takeover bid or merger, subject to the limits imposed by stock market regulations, by any means, on the market, notably via a bloc disposal, or off-market, notably via over-the-counter or by recourse to derivative financial instruments, under conditions that are acceptable to the market authorities.

The maximum purchase and minimum resale prices would be fixed respectively at €30.38 and €10.13.

Therefore, the maximum amount of the purchase would be €18,567,732.36.

The Annual General Meeting notes that the effective launch by the board of directors of the repurchase program cannot be implemented until after submission of an information note to the COB and after this note has received the COB's visa, in accordance with the provisions of Article 2 of COB Regulation 98-02 (amended by COB Regulation 2000-06).

In order to obtain assurance that this authorization is executed, all relevant powers are granted to the board of directors. The board may delegate these powers to execute stock market orders, sign all contracts and/or deeds, make disclosures, fulfill formal obligations, and in general take any related action that is deemed necessary.

This authorization which supersedes that which was granted by the Joint Shareholders' Meeting of June 1, 2001, is granted for a period which will expire at the end of the 2003 Annual General Meeting called in order to approve the financial statements for the period ended December 31, 2002.

Sixth resolution

The Annual Meeting decides to fix the attendance fees granted to the board of directors at a total of €150,000 for the fiscal year in progress.

Seventh resolution

The Annual Meeting grants all powers to the bearer of an original, a copy, or an extract of these minutes to make all necessary submissions and publications and to carry out all necessary formalities.

Section 4 GENERAL INFORMATION

1 THE REGULATORY FRAMEWORK

1.1 Organizational and economic regulations

Générale de Santé operates in a highly regulated environment. The most recent reform, that of April 24, 1996, reorganized the French hospital sector to ensure more effective use of hospital care facilities and reduce healthcare spending.

This reform has gradually resulted in a comprehensive system of operational and economic control for the hospital sector with emphasis in five main areas:

Hospital care planning and resources

The decentralization of healthcare resource planning was brought into full effect by the institution of the Regional Hospital Agencies (**RHA**). These agencies determine and implement hospital care policy in each of France's administrative regions, evaluate and co-ordinate the activity of public and private hospitals and allocate resources to these hospitals. The provision of hospital care is therefore tightly controlled and any project to set up a new public or private-sector hospital or clinic, or even a new department, must first prove that it meets regional policy needs and objectives.

Healthcare spending and tariffs

To keep healthcare spending under control, the annual Social Security Budget Act determines the amount of funds allocated for national health insurance expenditures each year. This overall figure is then used to determine the National Private Hospital Spending Target, which is the annual amount allocated to Social Security for private hospital care expenditures.

Article 33 of Act 99-1140 of December 29, 1999, also known as the 2000 Social Security Finance Act, instituted a new tariff policy based on a contract between the government and hospital federations.

The 2000 Social Security Finance Act modified the procedure for determining tariffs by stipulating that the following would be agreed on an annual basis:

- the average change in healthcare tariffs, both regionally and nationally
- the minimum and maximum percentage changes in the RHA tariff allocation to healthcare institutions.

Furthermore, to actively support the restructuring of the private hospital sector, a fund was established to accelerate the modernization of private clinics.

Control

Since the 1996 reform measures, healthcare authorities exercise control over private-sector hospitals and clinics in two ways.

- a five-year contract between the French government, national health insurance authorities and representatives of private hospital groups sets forth a framework for the operation and financing of private-sector institutions;
- a three-to-five year contract between each hospital and its RHA stipulates resources and performance obligations. This contract is based on a model contract appended to the general framework contract.

Management

To improve the management of healthcare institutions and evaluate their performance, the government has gradually extended the application of its Medical Information Systems Program (MISP), which provides a common tool for measuring hospital activity and efficiency. MISP uses quantitative data to evaluate in-patient stays and enable comparison between periods and/or hospitals. It thus correlates diagnostic data with diagnosis-related group (DRG) statistics to determine treatment criteria for specific disorders.

Gradually extending MISP to all healthcare institutions will furthermore make it possible to partially replace the current procedure-based tariff system with a disorder-based system.

The Universal Health Insurance Act of July 28, 1999 (No. 99-641) provided for the testing of a procedure-based tariff system in a trial region, beginning on July 1, 2000. However, many hospitals are strongly opposed to this system, particularly in the public sector. Générale de Santé believes it will take five years or more to implement this new system.

Evaluation and accreditation

The second major innovation of the 1996 healthcare reform measures, in addition to the creation of the RHA, was the institution of a new hospital evaluation and accreditation policy. The Act of July 31, 1991 had already established the principle of hospital and clinical care evaluation every five years by ANDEM, the National Agency for the Development of Healthcare Evaluation. The continuation of ANDEM and its transformation into the National Healthcare Accreditation Agency (ANAES) clearly shows the government's determination to improve the quality and safety of health care. All public and private-sector hospitals must now be evaluated by an independent organization before they may be accredited.

Special requirements for long-stay care institutions

In addition to acute care and medium-stay care, Générale de Santé also provides socio-medical assistance and operates long-stay care institutions mainly intended for dependent and elderly people.

These institutions are subject to special "socio-medical" care regulations, pursuant to Act 75-535 of June 30, 1975. This Act furthermore stipulates that the private-sector hospitals that seek to create or expand facilities for elderly dependents must obtain authorization from their region's General Council.

The tariffs that these institutions may charge are also governed by specific regulations, pursuant to Decree 99-316 of April 26, 1999. These institutions may charge three types of tariffs for lodging, dependent care and medical care. This tariff schedule takes into account the additional cost of caring for dependent people and therefore meets the specific requirements of these institutions.

1.2. Health and safety regulations – inspections

In order to ensure the best possible health and safety, for-profit private-sector hospitals must comply with numerous technical standards.

Heath and safety conditions in private-sector hospitals are also regularly checked by external organizations such as the inspection departments of the DDASS departmental health authorities and the Social Services Inspectorate, which work with the health and safety correspondents at each hospital.

Medical equipment sterilization

Medical equipment used by healthcare institutions is regularly inspected to ensure that it is properly sterilized. This inspection is performed by a sub-committee of the French Medical Products Sanitary Security Agency.

The procedures for sterilizing medical devices have been set forth in various government memoranda and recommendations, and in particular memorandum No. 97-672 of October 20, 1997.

Safety inspection

All institutions that are open to the public and in particular healthcare institutions are regularly inspected by municipal and departmental safety inspection authorities.

Medical equipment surveillance

Medical equipment surveillance involves carefully monitoring any incidents or risks related to the use of medical devices. This surveillance is organized both on a local and a national level. Hospitals must appoint one or more correspondents who inform the French Medical Products Sanitary Security Agency of all incidents reported.

Blood and drug surveillance

Blood and drug surveillance involve monitoring the quality of the various blood products and medical drugs that hospitals use. Procedures are implemented on the local and national levels to gather and assess information concerning any unexpected or undesirable effects resulting from the therapeutic use of blood products and drugs.

1.3. Environmental information

Since the business of Générale de Santé SA itself is not directly related to the environment or the ecology, it is subject to none of the information requirements stipulated in article D148-3.

As for the Group's hospitals and clinics, most of which are located in cities or urbanized areas, some of this information is either immaterial or depends on the standard requirements for these sites. Such information includes the use of water, raw materials and energy, measures taken to improve energy efficiency, the use of renewable energy sources, soil use and conservation, the disposal of waste materials that may have a substantial impact on the air, water and soil (the list of which will be established by the ministries of the Environment and Industry), sound and smell nuisance and waste, measures taken to prevent damage to ecosystems, natural environments and protected animal and vegetal species, and steps taken toward environmental assessment and certification.

Regarding measures taken to ensure that operations comply with applicable laws and regulations, the Group complies with a complex set of hospital waste management and disposal procedures. These procedures ensure that waste is disposed of without risk to human health or the environment, that it is recycled or reused whenever possible and that its collection, transportation and disposal is strictly managed.

The foundation of this legislation is essentially European and is based on a series of directives that came into effect in France under the Act of July 15, 1975, which has since been amended several times. In addition to this legislation and the above general principles, Générale de Santé's hospitals comply with various local health regulations that depend on their specific environment, particularly with respect to contaminated waste. Further obligations may be imposed by departmental Health Councils.

Furthermore, prefectural orders pursuant to the Environmental Protection Act of July 19, 1976 have set forth requirements for transporting and incinerating contaminated and other hazardous waste.

The expenditures that Générale de Santé has made to reduce its environmental impact include setting up an Environmental Management department, informing and training employees in environmental matters, investment in equipment to reduce environmental risks and setting up an in-house organization to respond to pollution accidents whose consequences may extend beyond our group's hospitals.

Since nosocomial infections have become a major public health issue, Générale de Santé has set up a specific organization and in-house teams to prevent this risk. Each hospital has a Nosocomial Infection Committee (NIC) that organizes and coordinates the monitoring and prevention of nosocomial infections and provides on-going training in this area. This committee is assisted by the Hospital Hygiene team, which consists of a physician, a pharmacist and a public health nurse.

Our group has set up a National Committee of NIC Chairmen to pool the collective experience of these committees and adopt a common approach and procedures. This committee proposes risk monitoring and prevention priorities and standardized methodologies.

Pursuant to Decree No. 2001-671 of July 26, 2001, which sets forth criteria for signaling nosocomial infections, Générale de Santé has set up a formal procedure for alerting health authorities and a system for monitoring infection trends and for detecting anything that could lead to new protective measures or recommendations for all group hospitals.

To ensure environmental surveillance, Générale de Santé hospitals perform microbiological analyses on water, air and surfaces. Water quality is analyzed four times a year. This involves tests of physical and chemical characteristics to assess drinkability, germ counts and the absence of fecal coliforms. Additional tests are performed whenever the hospital water system is modified or repaired.

The cleanliness of hospital air and surfaces is also regularly checked and whenever the ventilation / air-conditioning system is worked on or new infections are detected.

Except where such disclosures may substantially harm efforts to defend against current litigation:
Amount of provisions or guarantees for environmental risk: Nil.

Moreover, the Group has paid no compensation during the year under any court judgment related to the environment and no actions for damages have been brought against it.

1.4. Litigation and risk factors

Générale de Santé may have difficulty in finding the qualified healthcare staff it needs to grow:

Private and public-sector hospitals are having problems finding and recruiting qualified nurses. The institution of the 35-hour workweek in public hospitals is likely to increase their need for more nurses and drive up salaries.

To ensure that it will have sufficient qualified personnel Générale de Santé has undertaken a series of measures, which include increasing salaries, partnering with private nursing schools and stepping up foreign recruitment. Our group now has less difficulty in finding and keeping qualified nurses and we expect the recruitment situation to be fully under control next year, when some 8,000 additional nurses are expected on the market.

Générale de Santé's reputation could be tarnished if malpractice by a practitioner or nurse at one of its hospitals resulted in a liability suit:

Générale de Santé has taken out various insurance policies that cover all of its hospitals. Our "civil liability" policy covers malpractice by our staff, except for surgeons, anesthesiologists and all self-employed

practitioners, who must take out their own insurance. We consider that the amount of coverage provided and the deductible amounts are sufficient for our operations.

However, Générale de Santé took steps many years ago to protect its reputation from litigation. These measures include maintaining independent legal teams with decision authority delegated to each team manager, setting up local and regional communication teams and in particular a crisis management team, with crisis management training provided to each hospital director.

Tariff decreases:

If Social Security decided to decrease tariffs for certain services this could adversely affect our group's revenue, operating results and financial situation.

However, our group's size and the diversity of our services and sites make us less vulnerable to changes in regulations or medical procedures classification.

The French hospital sector is highly regulated and Générale de Santé may have to deal with unforeseen regulatory changes:

Changes in the nature, application or interpretation of regulations could force our group to abandon certain activities or, for example, cause us to adapt our facilities, equipment, human resources policy, specific services, capital expenditure program or operating expenditures. We do our best however to anticipate such regulatory changes by maintaining close relationships with regional authorities and by using the medical and surgical techniques that practitioners deem most appropriate.

1.5. Insurance

In late 1997 we centralized the management of "Civil Liability" and "Damages" insurance.

Current insurance policies are "all risks, subject to exclusions" and cover all of our group's equity interests, subsidiaries and their subsidiaries. All of our group's business activities, including real-estate transactions and services, are thus covered by these policies.

The "Direct damage and business interruption" insurance policy provides good coverage of all subsidiaries, with respect to both of these risks. Except for certain exceptions, this insurance covers property to the extent of its new value, which ensures sufficient replacement in the event of loss.

Considering the specific nature of our business, particularly with respect to "civil liability" risks, we have negotiated special clauses, such as a retroactive coverage clause made necessary by the long time limit allowed for liability suits, and a discovery clause option in the event that a future insurer refuses to provide retroactive coverage.

Coverage of up to 7.62 million euros is provided for each civil liability claim, with an excess policy providing additional coverage of 15.24 million euros per claim and per insurance year for all Générale de Santé entities, thus protecting our group against a series of related claims, as may arise in the healthcare sector. Deductibles are low considering the risk involved.

The "civil liability" insurance risk in our business is not so much a question of the scope of possible liability claims, which is relatively limited, but rather of the decrease in the number of medical insurance groups which has resulted in lower coverage and substantially higher premiums in 2002. The recent disappearance of a large medical liability insurer will make it even harder for our group to renew our insurance program and we are currently examining new ways to maintain the quality of our insurance coverage.

Insurance coverage of our hospitals is now completely separate from that of practitioners, who are self-employed and take out their own insurance to cover their professional liability.

Therefore, our hospitals are in principle only liable for the organization of their medical services and for the work performed by their employees, while practitioners are solely liable for their medical and surgical procedures.

However, in order to ensure sufficient compensation to malpractice victims, courts will sometimes decide that both hospital and practitioner are liable "without fault" or at least place the burden of proof on the hospital. This means that hospitals and practitioners may sometimes be jointly and severally liable – particularly with respect to nosocomial infections – and must come to an agreement on sharing this liability.

Given this situation, and at the request of many of our practitioners, we are examining the possibility of negotiating an insurance policy that would give practitioners good, long-term coverage and make it possible to implement preventive risk management measures and manage claims more efficiently.

1.6. Partnerships

Agreements with Elior and Sagesse:

Please refer to the "Consolidated Financial Statements" section

2. INFORMATION ABOUT THE COMPANY

Name

The Company's name is Générale de Santé.

Registered office

The Company's registered office is at 96, avenue d'léna 75783 Paris Cedex 16, France.

Legal form and applicable legislation

The Company is a *Société Anonyme* corporation with board of directors and is subject to articles L225-1 and subsequent of the French Code of Commerce, and to all other applicable laws or regulations. The Company is governed by French law.

Date formed and term

The Company was formed on November 26, 1991 for a term of ninety-nine years beginning on the date of registration, unless dissolved before the end of this term or unless this term is extended as allowed by law or decided by a general meeting of shareholders.

Corporate purpose

The Company has the following corporate purpose in France and abroad:

• any commercial or financial transaction in connection with health care and in particular the general protection of public health, the health protection of individuals and families, social action in favor of people

who are ill, handicapped, elderly, in distress or socially maladjusted, and social and medical action to prevent illness and to protect health;

• any commercial or financial transaction in connection with the management of any public or private-sector organization, institution or service that contributes to any of the specified business activities, and in particular those providing medical care, such as hospitals, clinics, sanitaria, nursing homes that provide medical and surgical services and subacute care, including psychiatric and mental institutions;

• the creation, acquisition, rental, leasing, installation or operation of any institution or business in connection with any of the above activities;

• the leasing, acquisition operation and/or sale of any procedures, patents, trademarks or licenses concerning these activities;

• direct or indirect interests of any type whatsoever, in any transaction, company or legal person subject to public or private law that may be in connection with these activities;

• any transaction capable of directly or indirectly contributing to the achievement or growth of any of the aforementioned activities;

• the acquisition, possession, management or sale of an interest in any company or group, and

• in general, any industrial, commercial, financial, civil, real-estate or personal property transaction that may be directly or indirectly in connection with any of the aforementioned purposes or with any similar or associated purposes.

Registration

The Company was registered in the Paris Trade Register on November 29, 1991, under number 383 669 048.

The Company's professional classification code is 652 E, which is that of an investment company.

Consultation of legal documents

The Company's Articles of Incorporation, minutes of shareholders' meetings, independent auditor reports and other corporate documents may be consulted at the registered office.

Fiscal year

The Company's fiscal year begins on January 1 and ends on December 31.

Appropriation of earnings

Each year's net income shall be determined pursuant to applicable laws and regulations.

- At least five percent of the year's earnings, minus any retained losses from prior years, shall be appropriated to constitute the "legal reserve" fund. This appropriation will no longer be necessary when the legal reserve reaches ten percent of share capital.

- The remaining earnings, minus any losses from prior years or plus any retained earnings, shall constitute the distributable profit.

- The annual meeting of shareholders may decide to appropriate any sum it chooses from this distributable profit either to retained earnings or to one or more reserve, general or special accounts for any purpose it deems fit. Dividends shall be taken in priority from the year's earnings. Any losses shall be carried forward and applied against retained earnings, in so far as possible.

- Dividends shall be paid out within nine months after the end of the year, unless this time is extended by decision of the president of the *Tribunal de Commerce* (commercial court).

Shareholders' meetings

All shareholder decisions shall be made at shareholders' meetings.

Notification: Shareholders' meetings shall be notified and conducted pursuant to applicable laws. They shall be held at the registered office or in any other place specified in the notice of meeting.

Participation requirements: in order to participate in a shareholders' meeting.
• owners of registered shares must, at least five days before the meeting date, submit proof that they are a registered shareholder in the Company.
• owners of bearer shares must submit – at least five days before the assembly date, at the registered office or at any other place indicated in the notice of meeting – a certificate issued by the financial institution that manages shareholder accounts that certifies that their shares will be blocked from trading until the date of the meeting.
• the Board of Directors may reduce the aforementioned time-limits for all shareholders as a group.

Voting rights: each share shall be entitled to one voting right. No shares shall have double voting rights.

Voting requirements: shareholders may be represented at shareholders' meetings by another shareholder or by a spouse. They may also vote by mail pursuant to current laws and regulations and the Articles of Incorporation.

Shareholding threshold notification

In addition to the shareholding thresholds stipulated by applicable laws and regulations, any natural or legal person who or which, acting alone or in concert, comes to hold a number of shares representing over 3% of the Company's share capital or voting rights, must inform the Company of the total number of shares held in a recorded delivery letter sent to the Company's registered office for the attention of the Chairman of the Board of Directors, within fifteen days after their shareholding threshold is exceeded. This letter must certify that these shares are not held on the behalf of or controlled by any other natural or legal person.

This notification obligation shall also apply, subject to the same requirements, to any legal or natural person who, acting alone or in concert, already holds a number of shares representing over 3% of the Company's share capital or voting rights, whenever this person comes to hold, acting alone or in concert, an additional number of shares representing 3% of the Company's share capital or voting rights, until said person comes to hold, acting alone or in concert, a total number of shares representing over two-thirds of the Company's capital or voting rights.

At the request of one or more shareholders holding at least 3% of the Company's capital or voting rights, recorded in the minutes of a shareholders' meeting, failure to comply with the above threshold notification obligation shall be sanctioned by the suspension of the voting rights pertaining to the shares in excess of the threshold percentage that required notification, at all shareholders' meetings for a period of two years following the satisfaction of the notification obligation.

This same notification obligation shall also apply, subject to the same requirements, whenever the percentage of share capital or voting rights held falls below one of the aforementioned thresholds.

Bearer share holder identification

The Company may seek to identify those shareholders who have decided to hold their shares in bearer form and in general anyone who holds securities that entitle them, either immediately or at some future time, to the right to vote at the Company's shareholders' meetings, using the procedure stipulated in articles L. 228-2 and subsequent of the French Code of Commerce.

3. INFORMATION CONCERNING SHARE CAPITAL

Amount

As of the date hereof, the Company's share capital is €29,271,168, consisting of 39,028,224 fully paid up shares with a par value of €0.75 each.

There is only one class of shares.

Changes in share capital and in share rights

Share capital may be increased or decreased using any means or method allowed by law. Any modification of the rights pertaining to shares constituting the Company's share capital shall be subject to applicable laws and regulations. The Articles of Incorporation contain no provision concerning this matter.

Capital authorized but not issued

The Combined Shareholders' Meeting of June 1, 2001 granted the following powers to the Board of Directors, subject to the conditions precedent that the Company's shares are accepted for trading on Euronext Paris S.A.'s Premier Marché and that the Company executes the underwriting contract:

1. to issue, for a period of 26 months following the Combined Shareholders' Meeting of June 1, 2001 and with maintenance of the shareholders' pre-emptive right, shares in the Company and/or securities of any type whatsoever, including separate warrant issues, either gratuitously or for consideration, that provide access, either immediately or at some future time, to any part of the Company's share capital and which could be subscribed for in cash or by offsetting a liquid and due claim on the Company;

   with the total par value of the share capital increases that may be decided by the Board of Directors or its chairman by virtue of this authorization, and carried out either immediately or at some future time, not to exceed a total of €16,250,000, not including the par value of any shares that may have to be issued to make the adjustments required by law to preserve the rights of the holders of securities, including separately issued warrants, that enable access to the Company's share capital and which may be issued by virtue of this authorization;

2. to issue, for a period of 26 months following the Combined Shareholders' Meeting of June 1, 2001 shares in the Company and/or any securities of any type whatsoever, including separate warrant issues, either gratuitously or for consideration, that provide access, either immediately or at some future time, to any part of the Company's share capital and which could be subscribed for in cash or by offsetting a liquid and due claim on the Company, it being understood that this authorization could enable the issuance of securities pursuant to Articles L. 225-150 and L. 228-93 of the French Code of Commerce;

without maintaining the shareholders' pre-emptive right to any shares and/or other securities that may be issued by virtue of this authorization, it being understood that the Board of Directors may grant shareholders a preferential right to subscribe to all or part of a share or other security issue during a time and subject to terms that it may specify. This preferential subscription right shall not result in the creation of any negotiable rights but may, if the Board of Directors deems appropriate, be subject to allocation. Any shares or other securities that are not subscribed by virtue of this non-negotiable preferential right shall be issued publicly in France and/or in a foreign country, and/or on the international market; and

with the total par value of the share capital increases that may be decided by the Board of Directors or its chairman by virtue of this authorization, and carried out either immediately or at some future time, not to exceed a total of €16,250,000, not including the par value of any shares that may have to be issued to make the adjustments required by law to preserve the rights of the holders of securities, including separately issued warrants, that enable access to the Company's share capital and which may be issued by virtue of this authorization;

3. to increase the Company's share capital, for a period of 26 months following the Combined Shareholders' Meeting of June 1, 2001, in one or more transactions and in the proportions and at the times the Company shall deem suitable, by capitalizing some or all of reserves, earnings and/or share premiums pursuant to applicable laws and regulations or the Articles of Incorporation, or by issuing new bonus shares or by increasing the par value of existing shares to a maximum par value limit equivalent to the maximum total of reserves, earnings or share premiums that may be capitalized;

4. to grant, for a period of 38 months following the Combined Shareholders' Meeting of June 1, 2001, share subscription options and/or share purchase options pursuant to articles L. 225-177 and L. 225-179 of the French Code of Commerce. The maximum number of options that the Board of Directors could thus grant shall not entitle the beneficiaries of these options, or any person who may acquire the right to exercise the options of a beneficiary through legacy or inheritance, to subscribe for and/or purchase a number of shares in the Company representing over 5% of the Company's share capital on a fully diluted basis, i.e. including the portion of the Company's share capital represented by the shares to which the securities to be issued by the Company would enable access, but excluding any adjustments that may be made pursuant to the share subscription option and/or share purchase option plan.

5. to increase the Company's share capital, for a period of 26 months following the Combined Shareholders' Meeting of June 1, 2001, in one or more transactions by issuing shares exclusively for employees who participate in the Générale de Santé employee share ownership plan implemented on May 15, 2001 and in the Générale de Santé Actionnariat employee mutual fund, to within a maximum amount of €1,000,000 excluding any share premium.

Other securities giving access to capital

There are currently no other securities that may enable access to the Company's share capital. However, the issuance of share subscription options and/or share purchase options to employees as authorized by the combined shareholders' meeting of June 1, 2001 is currently being considered.

Pledging of securities

The Group has pledged securities to the banks with which it has signed a refinancing agreement. These securities are held in a financial instruments account opened by Compagnie Générale de Santé on behalf of Générale de Santé SA. This pledging was authorized by the Board of Director's meeting of June 8, 2001.

The Company's share capital history

Since it was formed on November 29, 1991, the Company's share capital has grown as follows:

		Issue price		Number of shares		
Date	Operation	Par	Premium	Issued	Total	Share capital after increase
November 29, 1991	The Company is formed	F100	-	2,500	-	F250,000
July 2, 1997	First capital increase	F100	-	1,477,500	1,480,000	F148,000,000
June 1, 2001	Conversion of share capital into euros and decrease of share capital by €7,254.55	€15.24	-	-	1,480,000	€22,555,200
June 1, 2001	Stock split	€0.75	-	-	30,073,600	€22,555,200
June 19, 2001	Floatation and share issue	€0.75	€19.5	8,600,000	38,673,600	€29,005,200
July 10, 2001	Subscription and paying of shares issued to employees	€0.75	€15.45	354,624	39,028,224	€29,271,168

4. CURRENT BREAKDOWN OF SHARE CAPITAL AND VOTING RIGHTS

Pursuant to the disclosure requirements of articles L233-6 and L247-1 information concerning the business of the Company's subsidiaries and any other companies it may control, material interests in companies having their registered office in France or the takeover of such companies is provided in the Consolidated Financial Statements section. No shares have been disposed of to comply with cross-shareholding requirements pursuant to Art. D251 al. 2.

- Share capital breakdown and treasury stock (art. L233-13 and L247 2): There is no treasury stock.

As follows as of the date hereof the Company's share capital may be broken down:

Capital	29,271,168	
Number of shares	39,028,224	
Par value	0.75	
		Percentage:
Number registered shares	18,145,074	*46.4922*
Number free float shares	20,883,150	*53.5078*
	39,028,224	*100*

Name	Quantity	Percentage	Voting rights	Percentage
Santé Luxembourg SA	15,411,892	39.4891	15,411,892	39.49
S.C.S.G.S.	2,206,440	5.6534	2,206,440	5.65
Lansdowne Partners Ltd	1,983,767	5.0829	1,983,767	5.08

- Changes in share ownership

	Number of shares held:
1997: Santé Luxembourg SA	1,479,999
Santé II	1

1998)
1999) No change

2000)

2001: Santé Luxembourg SA	1,479,994
six natural persons	6
Total at June 1, 2001:	1,480,000

- *Other information concerning share capital:*

The information obligations pursuant to Article L225-211 of the French Code of Commerce concerning shares to be granted to employees under profit-sharing plans, transactions involving the Company's stock, any adjustments made to the convertible bond conversion basis, to share subscription terms granted to holders of bonds with warrants, to the terms for exercising rights pertaining to composite securities; or transactions in connection with share subscription or share purchase options for employees or officers of the Company are not applicable to this fiscal year.

The Board of Directors was authorized by the combined Shareholders' Meeting of June 1, 2001 to implement a share subscription option and/or share purchase option plan but did not do so.

- Percentage of employee share ownership as of the end of the fiscal year and the percentage of employee shares that are managed through a mutual fund:

As of the date hereof, employees own 344,462 shares in Générale de Santé SA or 0.89% of the Company's share capital through the Générale de Santé Actionnariat mutual fund. This represents 0.89% of voting rights.

- Shareholders' agreement

Refer to the share buyback program (please see section 4.7)

- Non-disposal commitment

Pursuant to the underwriting contract, the Selling Shareholders, SCSGS and the Senior Officers, undertake not to dispose of their Shares for 270 days after the execution of said underwriting contract.

- Group structure

Organizational chart

As of the date hereof, the Company's main subsidiaries are shown in the diagram below:


GENERALE DE SANTE
99,99%
COMPAGNIE GENERALE DE SANTE
GENERALE DE SANTE CLINIQUES
94.62%
99.99%
GSDI Ltd
GENERALE DE SANTE MEDICO-SOCIAL
50.01%*
99.99%
COFINDEX
IMMOBILIERE DE SANTE
99.76%
51,00%
SERVICES ET SANTE

* At Dec. 31, 2001

5. SHARE PRICE HISTORY

Générale de Santé was listed on the Premier Marché of Euronext Paris (code Euroclear France SA 4447) June 19, 2001. It is a component of the Next 150 index.

	Transactions		*High/low*		
	In number of shares	*In millions of euros*	*High*	*Low*	*Average price*
2001					
June	11,399,854	223.93	20.50	16.50	19.41
July	1,931,043	38.72	20.59	19.00	20.09
August	756,376	14.76	20.00	18.55	19.65
September	1,440,849	26.15	19.80	15.11	18.28
October	3,890,724	63.50	18.30	15.05	16.53
November	1,167,849	18.44	16.81	14.60	15.84
December	604,236	9.25	16.49	13.20	15.30
2002					
January	3,257,762	46.66	16.30	13.71	15.12
February	1,115,079	17.32	16.40	14.50	15.55
March	940,744	15.69	17.75	14.72	16.51
April	714,564	12.20	17.85	16.66	17.11

Average share price and trading volume (in euros)


12000000
10000000
8000000
6000000
4000000
2000000
0
25
20
15
10
5
0
June
July
August
September
October
November
December
January
February
March
April
Volume
Average price

6. DIVIDENDS

Générale de Santé has paid no dividends over the past five years.

As Générale de Santé indicated when it was listed, the Group plans to pay a dividend for the first full year of activity, i.e. 2002.

7. SHARE BUYBACK PROGRAM

As of the date hereof, no shares have been repurchased under the Company's share buyback program.

The fifth resolution approved by shareholders at the Annual Shareholders' Meeting of June 7, 2002 authorized the implementation of a share buyback program to replace that authorized by the Combined Shareholders' Meeting of June 1, 2001, which has not been implemented.

The new program authorizes the Board of Directors to purchase or sell up to ten percent of the Company's share capital in accordance with market conditions, stabilize the Company's share price, grant shares to employees under profit-sharing or company savings plans, hold any shares repurchased, sell them or in general transfer title to them by any legal means – for example by exchanging or otherwise using them to make acquisitions, to honor obligations related to securities giving access to the Company's capital or to manage the Company's assets or finances – and cancel the shares repurchased pursuant to this authorization.

This authorization shall remain valid until the adjournment of the annual shareholders' meeting to be held in 2003 to review the financial statements for the year ending December 31, 2002. It shall however be subject to the condition precedent that a share buyback form is filed with the COB and its visa is obtained.

8. BOARD OF DIRECTORS – ADMINISTRATION AND CONTROL

Nine Board of Directors' meetings that resulted in the drawing up of minutes recorded in the minute book where held in 2001.

Board members

The Board of Directors has full powers to act on behalf of the Company under any circumstance, in accordance with the law and within the scope of the corporate purpose.

Directors are elected by shareholders at annual shareholders' meetings. A director must hold at least one share in the Company. Pursuant to the Company's Articles of Incorporation, directors are elected for a term of six years and may be reelected for any number of terms.

The Company's directors are as follows:

Daniel Bour: Chairman of the Board of Directors and Chief Executive Officer, appointed by the Board of Directors on June 1, 2001.

Other duties exercised for Group companies:

C.E.R.S.	:	Chairman / CEO
CHP Clairval	:	Director
Compagnie Générale de Santé	:	Chairman / CEO
Dynamis SA	:	Director
Générale de Santé Cliniques	:	Chairman of the Board
GIE (Générale Moyen Séjour)	:	Director
Immobilière de Santé	:	Chairman / CEO
Médipsy	:	Chairman / CEO
Santé II SA	:	Director

No duties outside the Group.

Robert Marion: Director – Chief Financial Officer, appointed at the Annual Shareholders' Meeting of June 1, 2001

Other duties exercised for Group companies:

Choisy-Holding	:	Chairman / CEO
Clinique de Vaugirard	:	Chairman / CEO
Clinique du Docteur Vignoli	:	Chairman / CEO
Compagnie Générale de Santé	:	Director
Financière Saint Matin	:	Chairman / CEO
GIE Générale de Santé Hospitalisation	:	Sole Director
Groupe Médifutur	:	Chairman / CEO
Médical Imagerie Investissement	:	Manager
Patrimoine Santé II	:	Chairman / CEO
Santé II SA	:	Chairman / CEO

No duties outside the Group.

Jean-François Sautereau: Director – Chief Operating Officer, appointed at the Annual Shareholders' Meeting of June 1, 2001.

Other duties exercised for Group companies:

CHP Clairval	:	Chairman / CEO
Compagnie Générale de Santé	:	Director
GIE Générale de Santé	:	Director
P.A.S.S.	:	Chairman / CEO
Provence Santé	:	Chairman / CEO

Hervé Claquin: Director – appointed at the Annual Shareholders' Meeting of June 1, 2001.

Duties outside the Group:

Chairman of the Board ABN AMRO Capital France
Vice-chairman of the Board of Directors of De Dietrich.

Alain Gomez: Director – appointed at the Annual Shareholders' Meeting of June 1, 2001.

Duties outside the Group:

Chairman of the Board of FACOM SA

Simon Rowlands: Director – appointed at the Annual Shareholders' Meeting of June 1, 2001.

Duties outside the Group:

Director of Santé Luxembourg
Director of Cinven Limited

The decisions of the Board of Directors shall be made upon a majority vote of the members present or represented, with the Chairman of the Board having the decisive vote if votes are split, pursuant to the Articles of Incorporation.

Daniel Bour has been Chairman and Chief Executive Officer of Groupe Générale de Santé since 1997. After beginning his career as a forest and water resource engineer, he joined Compagnie Générale de Eaux in 1987 as a special project manager. In 1988 he was appointed vice-president Business Development at Générale de Santé and in 1990 was made managing director of Générale de Santé Internationale. The latter company, which was divested in 1997, was mainly responsible for developing the group's business abroad and for UK operations. Daniel Bour graduated from the Institut National Agronomique de Paris and also holds a bachelor's degree in economics from the Université de Paris Sorbonne.

Hervé Claquin has been Chairman of the Board of ABN AMRO Capital France, the investment capital arm of the ABN AMRO group in France since 1991. After beginning his career with Crédit Lyonnais in 1974, he joined ANB AMRO in 1976 as its financial representative for France and then went on to various senior executive positions with the group's French investment bank. Hervé Claquin graduated from l'Ecole des Hautes Etudes Commerciales (HEC).

Alain Gomez is the Chairman of the Facom Group. After beginning his career with the French Tax Inspectorate in 1965, he joined the Saint Gobain group in 1971 where he held various executive positions until 1982, at which time he was made general manager of the Thomson SA group before being made its Chairman and CEO. In November of 1996 he joined the Fimalac group. Alain Gomez has a degree in law and is a graduate of the Institut d'Etudes Politiques de Paris, of the Harvard Business School's Program for Management Development and of the Ecole Nationale d'Administration.

Robert Marion has been Générale de Santé's Chief Financial Officer since 1997. He began his career in 1971 as a chartered accountant with Price Waterhouse. From 1985 to 1991 he was Financial Director for Bati Service Promotion, a Kaufman & Broad group company and from 1991 to 1996 for Tarmac France. In 1996 he joined Directeurs Financiers Plus as a financial consultant. Mr. Marion graduated from the University of Manchester (*BSc Hons*) and is a member of the Institute of Chartered Accountants of England and Wales.

Simon Rowlands has been a director of Santé Luxembourg since Compagnie Générale de Santé was acquired in July, 1997 in an LMBO. He also is a director of Cinven Limited and is in charge of Cinven's investments in Nutreco, Amicus Healthcare, General Healthcare Group and Générale de Santé.

Jean-François Sautereau has been Générale de Santé's Chief Operations Officer since 2000. After beginning his career with the Accor group's Hotels division in 1978, he joined the Sodhexo Group in 1984 where he was put in charge of hotel and healthcare operations. Mr. Sautereau graduated from l'Ecole Hôtelière de Thonon-les-Bains and holds a CRC General Management degree from HEC and a graduate degree in Services Management from IAE Aix-en-Provence.

Audit Committee and Compensation Committee

The Board of Directors has set up an Audit Committee to ensure compliance with the principles of corporate governance and the pertinence and continuity of the accounting methods and control systems used to prepare the Group's company and consolidated financial statements.

The Audit Committee's mission is to monitor the internal procedures used to ensure the quality and reliability of accounting and financial information and to make sure these procedures are observed. It is empowered to directly participate in the auditing/control process and reports to the Board of Directors.

The Committee is four years old and is composed of "outside" directors. Its last meeting was held on March 13, 2002.

For the same purposes, the Board of Directors also set up a Compensation Committee whose role is to review remuneration paid to senior executives and company representatives (*mandataires sociaux*). This committee reviews and monitors share subscription or share purchase plans and any stock options the Group may decide to grant.

This committee is also composed of outside directors and reports to the Board of Directors. Its meetings are held at the same dates as those of the Audit Committee.

Senior executive compensation

The total monetary remunerations and benefits granted by the Company to each company representative (per Article L 225-102-1) during the past fiscal year are shown below. These sums were granted for the full twelve months of the year and not only for the term during which the person exercised his office, some of the directors being appointed during the year.

Mr. Daniel Bour:

Compensation paid by the Company:	€54,881
Compensation paid by controlled companies:	€214,245
Benefits granted by the company:	€1,273
Benefits granted by controlled companies:	none
Director fees in France:	none
Other fees:	none
Other payments:	none

Mr. Robert Marion:

Compensation paid by the Company:	none
Compensation paid by controlled companies:	€201,709
Benefits granted by the company:	none
Benefits granted by controlled companies:	none
Director fees:	none
Other fees:	none
Other payments:	none

Mr. Jean-François Sautereau:

Compensation paid by the Company:	none
Compensation paid by the controlled companies:	€190,357
Benefits granted by the company:	€932
Benefits granted by the controlled companies:	none
Director fees:	none
Other fees:	none
Other payments:	none

Terms of office expiring

No director terms of office are to be renewed this year.

Générale de Santé granted no loans or guarantees to directors.

Profit sharing and incentive agreements

Mandatory profit sharing

As required by law, Groupe Générale de Santé companies that employ more than 50 employees are required to pay a percentage of any profit they earn to their employees.

Incentive agreements

Several of the Company's subsidiaries have concluded various incentive agreements.

Amounts paid out for profit sharing and incentive agreements over the past three years:

In million euros	**2001**	**2000**	**1999**
Mandatory profit sharing	5	6	4
Incentive agreements	2	1	1

Stock options

The Combined Shareholders' Meeting of June 1, 2001 authorized the Board of Directors to implement a plan to grant options to subscribe for and/or purchase shares in the Company pursuant to Articles L. 225-177 through L. 225-185 of the French Code of Commerce, subject to the listing of the Company's shares on Euronext Paris S.A.'s Premier Marché and the execution of the underwriting contract stipulated in section 2.2.2.4 of the COB prospectus.

Accordingly, this meeting authorized the Board of Directors to grant during the period specified below, on one or more occasions, options that entitle their beneficiaries to subscribe to new shares in the Company to be issued for the purpose of increasing its share capital or to purchase existing shares the Company acquires by buying back shares in accordance with applicable laws and regulations.

The share subscription and/or purchase options to be granted by the Board of Directors by virtue of the authorization granted by the shareholders' meeting shall be granted to some or all salaried employees and/or to some or all of the company representatives (*mandataires sociaux*) who exercise senior executive responsibilities, of the Company or of companies or groups affiliated or which will be affiliated as understood under article L. 225-180 of the French Code of Commerce.

The maximum number of options that the Board of Directors could thus grant shall not entitle the beneficiaries of these options, or any person who may acquire the right to exercise the options of a beneficiary through legacy or inheritance, to subscribe for and/or purchase a number of shares in the Company representing over 5% of the Company's share capital on a fully diluted basis, i.e. including the portion of the Company's share capital represented by the shares to which the securities to be issued by the Company would be entitled, but excluding any adjustments that may be made pursuant to the share subscription option and/or share purchase option plan.

The Board of Directors may grant, on one or more occasions, pursuant to its authorization by the Shareholders' Meeting, share subscription options and/or share purchase options for a period of 38 months after the date of the Shareholders' Meeting.

The aforementioned Combined Shareholders' Meeting has recognized this and has decided that this authorization of the Board of Directors to grant share subscription options shall require the waiver by shareholders of their pre-emptive right to subscribe for the new shares in the Company that will be issued as options are exercised, for the benefit of the beneficiaries of said subscription options or of any person who may acquire the right to exercise the options of a beneficiary through legacy or inheritance.

The beneficiaries, or any person who may acquire the right to exercise the options of a beneficiary through legacy or inheritance, may exercise the share subscription and/or purchase options for a period of up to eight years after the options granting date, subject, in the event the beneficiary dies, to the stipulations of Article L. 225-183 of the French Code of Commerce.

The Board of Directors shall determine the share subscription and/or purchase price on the date it grants the share subscription and/or purchase options, subject to statutory limits and terms and in any event, at a price that shall not be less than the minimum price determined pursuant to the regulations in effect on the day the Board of Directors decides to grant the stock options. The share subscription price and/or purchase price to be determined by the Board of Directors when granting the options shall not be modified, except in the event that the Company effects, during the option exercise period, any of the transactions stipulated in Article L. 225-181 of the French Code of Commerce, or any other financial transaction expressly stipulated by the Board of Directors when granting options. In this case the Board shall adjust the share subscription price and/or purchase price and the number of shares that may be acquired through stock options, pursuant to Articles 174-8 and subsequent of the Commercial Companies Decree No. 67-236 of March 23, 1967.

The above Shareholders' Meeting has fully empowered the Board of Directors to implement the authority granted to it, pursuant to applicable laws and regulations and to the terms specified above, and in particular to:

- specify the terms for granting share subscription and/or purchase options;
- specify the people or categories of people entitled to receive options;

- issue, if necessary, different tranches of share subscription and/or purchase options, with vesting periods that may differ for each tranche, holding periods for all or part of the shares issued and/or acquired through the exercise of options, these holding periods being limited to a maximum of three years after the option exercise date;

- set the share subscription and/or share purchase price on the date at which it decides to grant options;

- specify the terms for adjusting the share subscription and/or share purchase price and the number of shares that may be acquired through stock options in the event the Company effects, during the option exercise period, any of the transactions stipulated in Article L. 225-181, or any other financial transaction expressly stipulated by the Board of Directors when granting options;

- temporarily suspend, for a maximum of three months, the exercising of share subscription and/or purchase options in the event the Company effects financial transactions that require the exercise of a right pertaining to its shares;

- charge all fees, taxes and expenses in connection with shares issued through the exercise of the share subscription options to be granted to the share premiums corresponding to these share issues and, if necessary, take from these share premiums the amounts necessary to increase the legal reserve to one tenth of the Company's new share capital after each capital increase;

- execute or perform, or have executed or performed, any documents or formalities that may be necessary to finalize the issuing of shares required to exercise the share subscription options granted, and make, or have made, any amendments to the Articles of Incorporation that may be necessary in connection with this, and in general do everything necessary; and

- record, if necessary, at its first meeting after the end of each fiscal year, the number and amount of the shares issued during the past fiscal year resulting from the exercise of share subscription options.

Each year, the Board of Directors shall inform the annual shareholders' meeting of any transactions completed during this past year subject to Articles L. 225-177 through L. 225-185 of the French Code of Commerce. The Board of Directors' report shall also include the information stipulated in Article L. 225-180 of said code of commerce.

As of the date hereof, none of the Group's representatives (*mandataires sociaux*) or salaried employees have been granted any stock options.

Company savings plan

On May 15, 2001, the Group implemented the **Générale de Santé Company Savings Plan** for salaried employees of the Company and of the French companies within the Company's scope of consolidation as understood under Article L. 233-16 of the French Code of Commerce, the list of which is provided in section 2.2.5.4 of the COB prospectus. To be eligible, these employees must have been employed for at least three months before the closing of the period for subscribing for shares in "**FCPE Générale de Santé Actionnariat**" and "**FCPE Capi-Sécurité**", the company mutual funds created to manage employee investments in the Générale de Santé Company Savings Plan.

9. REPORT EDITOR AND AUDITORS

Report editor

Daniel Bour, Chairman of the Board of Directors and CEO of Générale de Santé S.A.

Certification

"To the extent of my knowledge, the data in this reference document are true and include all of the information that investors may need to assess Générale de Santé's net worth, business activity, financial position, earnings and prospects. Nothing has been omitted herefrom that could otherwise alter the reader's interpretation."

Paris, 10 July, 2002

Daniel Bour
Chairman of the Board of Directors and CEO of Générale de Santé S.A.

Independent auditors

Statutory auditors:

RSM SALUSTRO REYDEL
represented by: François Caubrière and Henri Baetz
8, avenue Delcassé – F-75378 Paris Cedex 08

DELOITTE TOUCHE TOHMATSU
represented by: Tristan Guerlain
185, avenue Charles de Gaulle – F-92200 Neuilly sur Seine

Alternate auditors:

Benoît Lebrun
158, rue de l'Université – F-75007 Paris
Substitute for RSM Salustro Reydel

BEAS
Represented by: Alain Pons
7-9 Villa Houssay – F-92200 Neuilly sur Seine
Substitute for Deloitte Touche Tohmatsu

As the Statutory Auditors of Générale de Santé and pursuant to COB Regulation 98-01, we have carried out our audit in accordance with French generally accepted accounting principles, by examining the information relating to the financial position and prior-year accounts contained in this report.

This reference document is the responsibility of the Chairman of the Board of Directors. Our responsibility is to issue an opinion on the true and fair nature of the information it contains and its consistency with respect to the Company's financial position and accounts.

The work we performed, in accordance with French generally accepted accounting principles, consisted of assessing the true and fair nature of the information pertaining to the financial position and the financial

accounts, and ensuring its consistency with the accompanying financial statements. It also consisted of reviewing the other information contained in the reference document in order to identify any material inconsistencies with the information on the financial position and financial statements and highlighting any obviously erroneous information identified on the basis of the general understanding of the business that we have gained during the performance of our assignment. This reference document does not contain any isolated methodologically-derived forward-looking data.

We have audited the consolidated financial statements for the year ended December 31, 2001, drawn up by the board of directors, were audited by us in accordance with French generally accepted accounting principles and have certified them without qualification or observation.

The consolidated financial statements for the year ended December 31, 2000, prepared under the responsibility of the Chairman, were audited by RSM Salustro Reydel acting as statutory auditor and by Deloitte Touche Tohmatsu, acting as contractual reviser, in accordance with French generally accepted accounting principles, and were certified without qualification or observation.

The consolidated financial statements for the year ended December 31, 1999, drawn up in 2001 for the purposes of comparison by the company's management, were audited by RSM Salustro Reydel and Deloitte Touche Tohmatsu acting as contractual auditors, in accordance with French generally accepted accounting principles, and were certified without qualification or observation.

On the basis of the work that we performed, we have no observations to make with regard to the fair presentation of the information pertaining to the financial position and financial statements that are presented in this reference document.

Neuilly sur Seine and Paris, July 10, 2002

Deloitte Touche Tohmatsu	RSM Salustro Reydel	
Tristan Guerlain	Henri Baetz	François Caubrière

Information Officer

Robert Marion, Chief Financial Officer

Address: 96, avenue d'Iéna - 75783 Paris Cedex 16 – France
Telephone: +33 (0)1.53.23.14.14
Fax: +33 (0)1.47.23.63.66

Section 5 FINANCIAL COMMUNICATION CALENDAR

Date	Event
June 7, 2002	Shareholders' General Meeting
August 12, 2002	First-half 2002 revenues
September 16, 2002	First-half 2002 results
September 17, 2002	Results presentation meeting
November 13, 2002	Nine-month revenues

Section 6 COB TABLE OF CORRESPONDENCE

The table of contents presented below shows the different chapters specified by Plan A of the COB accounts presentation regulation application instructions.